Exhibit 99.3

Application for Rehearing

Submitted to The Public Utilities Commission of Ohio

on November 9, 2012

BEFORE

THE PUBLIC UTILITIES COMMISSION OF OHIO

In the Matter of the Joint Application	)
of Ohio Edison Company, The	)
Cleveland Electric Illuminating Company,	)
and The Toledo Edison Company for	)
Authority to Issue Phase-In-Recovery	) Case No. 12–1465–EL–ATS
Bonds and Impose, Charge and Collect	)
Phase-In-Recovery Charges and	)
For Tariff and Bill Format Approvals	)

APPLICATION FOR REHEARING

OF OHIO EDISON COMPANY, THE CLEVELAND ELECTRIC ILLUMINATING

COMPANY, AND THE TOLEDO EDISON COMPANY

Pursuant to R.C. § 4903.10 and Rule 4901-1-35, Ohio Administrative Code, Ohio Edison Company (“OE”), The Cleveland Electric Illuminating Company (“CEI”), and The Toledo Edison Company (“TE” and together with OE and CEI, the “Applicants” or the “Companies”), hereby apply for rehearing of the Financing Order issued in the above-captioned case on October 10, 2012 (“Order”). As explained in more detail in the attached Memorandum in Support, the Order in this case is unreasonable and unlawful on the following grounds1:

1.	The Order unreasonably and unlawfully caps all financing costs at five percent of the Companies’ estimated costs, instead of one hundred five percent for financing costs, excluding debt retirement costs, and one hundred fifteen percent for debt retirement costs.

2.	The Order unreasonably and unlawfully fails to include minimum standards for third party billing and collection service in order to protect the nonbypassibility of Phase-In-Recovery Charges and bankruptcy remote nature of the transaction, and to support the credit quality of the Phase-In-Recovery (“PIR”) Bonds.

3.	The Order unreasonably and unlawfully imposes a cap on the weighted average yield of the PIR Bonds.

[1]	Capitalized terms used herein and in the attached Memorandum in Support but not otherwise defined have the meanings set forth in the Order.

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4.	The Order unreasonably and unlawfully fails to recognize when a financing order becomes final and instead permits the Commission to issue a supplemental financing order that could unlawfully modify the final financing order.

5.	The Order provides for a fee for the Commission’s financial advisor that is unreasonable.

6.	The Order unreasonably and unlawfully fails to provide a reasonable fee to a non-EDU servicer in the event that there is no EDU successor willing or able to assume such servicing duties in order to ensure the collection and true up adjustment, from time to time, of Phase-In-Recovery Charges.

7.	The Order includes multiple errors and inconsistencies that need to be corrected to properly implement a Final Financing Order in a manner that will benefit customers:

•

Both the Order and the form of Issuance Advice Letter attached thereto contain typographic errors, inconsistencies, and errors that must be corrected so that the description of the Phase-In Costs, Phase-In-Recovery Charges, Phase-In-Recovery Property, financing costs and PIR Bonds is reasonable and the use of those terms is consistent with corresponding statutory terms.

•	The Order references riders that are inapplicable to TE and OE.

•	The Order unreasonably sets the capitalization of the SPEs.

•

The Order states that each PIR Bond issuance cannot exceed the aggregate amount of deferral balances and associated costs, resulting in an unreasonable failure to account for actual upfront financing costs.

•

The Order is unclear as to the types of costs that may be recovered as financing costs, and must clearly and consistently refer to statutory “financing costs” and do so without limitation or qualification.

As demonstrated in the Memorandum in Support of this Application, which is attached hereto, the Commission should grant this Application for Rehearing as requested herein.

Respectfully submitted,

/s/ James W. Burk
James W. Burk (Attorney No. 0043808) FIRSTENERGY SERVICE COMPANY 76 South Main Street Akron, OH 44308 (330) 384-5861 (telephone) (330) 384-3875 (fax) burkj@firstenergycorp.com

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ATTORNEY FOR THE CLEVELAND ELECTRIC ILLUMINATING COMPANY, OHIO EDISON COMPANY, AND THE TOLEDO EDISON COMPANY

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BEFORE

THE PUBLIC UTILITIES COMMISSION OF OHIO

In the Matter of the Joint Application	)
of Ohio Edison Company, The	)
Cleveland Electric Illuminating Company,	)
and The Toledo Edison Company for	)
Authority to Issue Phase-In-Recovery	) Case No. 12–1465–EL–ATS
Bonds and Impose, Charge and Collect	)
Phase-In-Recovery Charges and	)
For Tariff and Bill Format Approvals	)

MEMORANDUM IN SUPPORT OF APPLICATION FOR REHEARING

OF OHIO EDISON COMPANY, THE CLEVELAND ELECTRIC ILLUMINATING

COMPANY, AND THE TOLEDO EDISON COMPANY

TABLE OF CONTENTS

TABLE OF CONTENTS			i

I.	INTRODUCTION		1

II.	COMMISSION ORDERS MUST BE LAWFUL AND REASONABLE.		4

III.	THE COMMISSION MUST CORRECT THE ERRORS AND INCONSISTENCIES IN THE FINANCING ORDER SO THAT CUSTOMERS ARE NOT DEPRIVED OF THE ESTIMATED TENS OF MILLIONS OF DOLLARS IN SAVINGS.		4

	A.	The Commission Must Modify Its Cap On Debt Retirement Costs And Correct The Errors In Paragraph VI.D.10. Of The Order (Page 40).	4

	B.	The Commission Must Provide Minimum Standards For Third Party Billing.	7

	C.	The Commission Should Not Impose an Interest Rate Cap On The PIR Bonds.	13

	D.	The Commission Must Clarify When The Financing Order Becomes Final and That Any “Supplemental Financing Order” Will Not Modify The Final Financing Order.	16

	E.	The Commission’s Authorized Fee For Its Financial Advisor Is Inappropriate And Unnecessarily High.	17

	F.	The Commission Should Clarify The Amount Of The Fee Available For A Non-EDU Servicer To Ensure Customers Receive The Benefits Of Securitization.	19

	G.	The Commission’s Order Includes Other Errors and Inconsistencies That Must Be Remedied On Rehearing.	20

	H.	The Issuance Advice Letter attached to the Commission’s Order Includes Other Errors and Inconsistencies That Must Be Remedied On Rehearing.	22

IV.	CONCLUSION		25

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I.	INTRODUCTION

The securitization transaction proposed by the Companies cannot go forward without attaining a AAA rating from the rating agencies, such as Fitch, S&P, and Moody’s. The AAA rating allows the interest rate on the PIR Bonds to be substantially lower than the interest rate on the Companies’ other long term debt. This difference in interest rates gives rise to the savings that customers will enjoy from this securitization. The Commission erred in issuing an Order with terms and conditions that prevent, for all practical purposes, the Companies from obtaining a AAA rating for the PIR Bonds, thereby making it impossible for the Companies to complete the proposed securitization, which in turn would deprive customers of millions of dollars of savings in the aggregate.

For complex financial transactions of this type, rating agencies require that certain terms be included in utility financing orders, including, among other things, terms that ensure credit quality of the PIR Bonds such as the nonbypassibility of statutorily-imposed charges like the Phase-In-Recovery Charges and the bankruptcy remoteness and financial stability of the special purpose entities (“SPEs”) that issue the applicable PIR Bonds and hold the Phase-In-Recovery Property, which is the collateral for the PIR Bonds. Indeed, given that transactions of this type have been approved by utility commissions in multiple other states across the country for more than a decade, the rating agencies expect financing order terms that do not vary materially from what consistently have been approved elsewhere.

The language of any financing order must be carefully crafted to address the requirements and expectations of rating agencies in order to attain the AAA rating and also to take into account the variability associated with the marketing of these financial instruments. Unfortunately, the Commission’s Order lacked the necessary precision in several ways. Unless corrected as provided herein, the Companies will be unable to proceed with the securitization

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and the Companies’ customers will be forced to forego the estimated nominal savings of approximately $100 million in the aggregate as compared to existing recovery mechanisms.2 Additionally, with the continued amortization of the existing riders and in a period of historically low interest rates, every day of additional delay further erodes the savings for customers expected to arise from the issuance of the PIR Bonds.

Among the many shortcomings of the Order is the Commission’s imposition of unworkable caps on financing costs (including debt retirement costs) and interest rates. The Commission’s decision to limit financing costs to only 5% of estimated total costs is an obvious error, as evidenced by the inconsistency with the Commission’s own discussion and conclusions in the Order, which if left uncorrected may cause uncertainty in the financial markets about Ohio’s commitment to securitizing utility assets. Likewise, the inconsistencies in the Commission’s decision to limit any increase in debt retirement costs to no more than 5% above the costs estimated in the original Application (assuming that is what the Commission intended) may well, given current market conditions, prevent the securitization from moving forward and, again, is internally inconsistent with other provisions in the Order.

Equally troubling is the Commission’s decision to cap the weighted average yield of the PIR Bonds at less than 3%, which was based on market rates at the time the Application was filed over six months ago, which also may prevent the securitization from being completed thereby depriving customers of tens of millions of dollars in savings as compared to existing recovery mechanisms. As stated above, the longer the delay in receiving a corrected Order from the Commission that will support a AAA rating for the PIR Bonds, the greater the risk the

[2]	This amount is an estimate based on market conditions and interest rates that were in place at the time the Companies filed the Application in May 2012. Actual savings levels may vary.

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securitization will no longer be feasible and the smaller the customers’ savings will be. Given that the Companies cannot complete the securitization under the statute unless customers will realize cost savings,3 and given that the Commission and its independent financial advisor will be reviewing pricing terms following the Companies’ submission of the Issuance Advice Letter, these caps are unnecessary and unreasonable.

Importantly, the Commission’s willingness to correct the shortcomings in the Order will benefit not only the Companies’ customers, but potentially the customers of other electric distribution utilities currently seeking or contemplating securitizations in Ohio. If the Commission’s willingness and ability to carry out the securitization provisions in Ohio law are cast into question, the markets may add a risk premium to future applications, and the rating agencies’ justifiable skepticism may endanger AAA ratings for such future transactions. If the Companies’ Application fails to go forward because the Commission is unwilling or unable to provide rating agencies and investors with the risk mitigation features they expect and require, future securitization applications will be in doubt, the statutory goals embodied in the Act will go unrealized, and customers will be harmed. Therefore, the Companies respectfully request that the Commission grant rehearing as set forth below.

The Companies have attached a corrected form of Financing Order and Issuance Advice Letter to this Application for Rehearing as Attachment A and Attachment B, respectively, to aid the Commission in its consideration of the issues raised herein. Both Attachment A and Attachment B are the original documents issued by the Commission that have been changed to reflect the modifications discussed below.

[3]	See R.C. § 4928.235(C)(2).

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II.	COMMISSION ORDERS MUST BE LAWFUL AND REASONABLE.

R.C. § 4903.10 provides that any party may file an application for rehearing setting forth the grounds on which an order of the Commission is unreasonable or unlawful. “Where such application for rehearing has been filed, the commission may grant and hold such rehearing on the matter specified in such application, if in its judgment sufficient reason therefor is made to appear.” R.C. § 4903.10. If the Commission grants rehearing and determines that any part of the original order is unjust or unwarranted, it may abrogate or modify the order. Id. R.C. § 4903.13 further provides that a Commission order “shall be reversed, vacated, or modified by the supreme court on appeal, if, upon consideration of the record, such court is of the opinion that such order was unlawful or unreasonable.” Determining whether the Commission applied the correct legal standard is a question of law, which the Ohio Supreme Court considers on a de novo basis. Time Warner AxS v. Pub. Util. Comm., 75 Ohio St. 3d 229, 234, 661 N.E.2d 1097, 1101 (1996).

III.	THE COMMISSION MUST CORRECT THE ERRORS AND INCONSISTENCIES IN THE FINANCING ORDER SO THAT CUSTOMERS ARE NOT DEPRIVED OF THE ESTIMATED TENS OF MILLIONS OF DOLLARS IN SAVINGS.

A.	The Commission Must Modify Its Cap On Debt Retirement Costs And Correct The Errors In Paragraph VI.D.10. Of The Order (Page 40).[4]

Caps on financing costs are not needed and can, in fact, only work to the detriment of customers who could be denied tens of millions of dollars of savings in the aggregate by the workings of an arbitrary cap. Indeed, the General Assembly understood that flexibility is required in financing orders and authorized a cap only on total phase-in costs, not on financing

[4]	Page number references are to the Commission’s originally issued Financing Order.

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costs.5 The General Assembly understood that financing costs necessarily will fluctuate with market conditions, which is why the statutory standard for issuance of a financing order is dependent upon market conditions6 and why the Companies cannot complete a securitization transaction unless customers will realize cost savings.7 Because the securitization structure created by the General Assembly ensures that customers will benefit from a securitization, arbitrary caps on costs are unnecessary and counterproductive.

Based on certain assumptions set forth in the Application, the Companies estimated at the time the Application was filed that up-front financing costs for a combined issuance, exclusive of debt retirement costs, would be approximately $8.4 million. These are estimates based on actual market experience. The Companies further estimated that ongoing financing costs for a combined issuance, rather than a separate bond issuance for each Company, would be approximately $1.1 million annually and result in savings of almost $300,000 annually. As noted in the Application, debt retirement costs “may vary significantly in response to market conditions and as a result of the terms of the various debt securities to be retired”.8 Thus, the Commission noted on page 20 of the Order that debt retirement costs “should be afforded more flexibility” and should not exceed the debt retirement costs estimated in the Application by more than fifteen percent. The Commission further noted on page 20 of the Order that financing costs other than debt retirement costs should not exceed by more than 5% the estimated costs provided in the Application.

[5]	See R.C. § 4928.232(F) (affording flexibility in terms and conditions to accommodate changes in market conditions, including interest rates and financing costs). Compare R.C. § 4928.232(E)(1) (financing order shall include a “determination of the maximum amount and a description of the phase-in costs”) with R.C. § 4928.232(E)(3) ( financing order shall include a “description of the financing costs that may be recovered”).
[6]	R.C. § 4928.232(D)(2).
[7]	R.C. § 4928.235(C)(2).
[8]	Application, p. 9.

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Yet, in Section VI.D.10. of the Order on page 40, the Commission established limits on financing costs that both conflict with its own findings and are unworkable. First, the Commission’s Order mistakenly caps all financing costs at only five percent of estimated costs: “upfront and ongoing financing costs for the issuance of the PIR Bonds, under the single combined issuance, and the debt retirement costs should not exceed 5 percent of the amounts reflected in columns B-D on Exhibit C of the application, Pages 1, 2 and the financial advisor expenses discussed infra.” The Commission likely intended to establish a cap at 105% of estimated costs, not at 5% thereof. Or the Commission may have intended to say, as it did on page 20 of the Order, that financing costs, excluding debt retirement costs, may not exceed the estimated costs by more than 5%. Regardless, authorization to collect up-front financing costs, including all debt retirement costs, of no more than $2,498,2559 when the original estimate for such costs exceeded $48 million would economically prevent the Companies from completing this securitization.

Second, even if the provision on page 40 could be construed as a 105% cap on debt retirement costs, it nevertheless would directly conflict with the Commission’s findings on page 20 and, based upon current market conditions, will prevent the Companies from completing the securitization transaction as contemplated, thereby depriving customers of substantial savings. As stated by the Commission on page 20, the Order should authorize the Companies to incur actual debt retirement costs that do not exceed estimated debt retirement costs in the Application by more than fifteen percent.

[9]	($48,465,099 + $1,500,000) x 0.05. This is the estimated upfront costs, including debt retirement costs + the excessive amount approved for the Commission’s financial advisor. Approval of only $53,637 annually in ongoing financing costs also prevents this transaction from going forward.

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Third, the Commission’s reference to “actual” ongoing financing costs in paragraph VI.D.10. of the Order is misplaced given that ongoing financing costs will be incurred, as the title suggests, over the term of the PIR Bonds. At the time of closing and the filing of the Issuance Advice Letter, certain of the ongoing financing costs will continue to be estimates. The Companies cannot know all “actual” ongoing costs until they have been incurred.

Based on the foregoing, the Commission must correct the three errors and inconsistencies described above by modifying paragraph VI.D.10. of the Order as follows:

Applicants represent that their current estimate of upfront financing costs is approximately $8.4 million in the aggregate, exclusive of debt retirement costs. Through the filing of their Issuance Advice Letter, Applicants are required to provide the Commission with their actual upfront and estimated ongoing financing costs. The aggregate upfront and estimated ongoing financing costs for the issuance of the PIR Bonds exclusive of debt retirement costs, under the single combined issuance, ~~and the debt retirement costs~~should not exceed, by more than 5 percent, ~~of~~ the total amounts reflected in columns B-D on Exhibit C of the application, Pages 1, 2 and the financial advisor expenses discussed infra. The debt retirement costs should not exceed, by more than 15 percent, the total of the amounts reflected in columns B-D on Exhibit C of the application, Page 1.

Without these changes, the PIR Bonds will not be issued, and customers will not receive the anticipated multi-million dollar benefit of the securitization.

B.	The Commission Must Provide Minimum Standards For Third Party Billing.

The Application recognizes that third parties currently cannot bill and/or collect Phase-In-Recovery Charges, either separately or as one billing component that may be levied upon the Companies’ customers.10 However, the Commission is authorizing the billing and collection of Phase-In-Recovery Charges expected through 203411 and, to secure a AAA rating for the PIR

[10]	Application, pp. 24-25.
[11]	See Application, Exh. E.

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Bonds, the billing and collection of Phase-In-Recovery Charges throughout the entire collection period cannot be left in doubt. As discussed at length in the Application, the Commission necessarily must address and minimize in the Order the risk third-party billing and collection presents to future billing and collection of the Phase-In-Recovery Charges. Because of this risk, rating agencies require that financing orders authorizing utility securitizations include minimum standards for billing and collection agents in order for those transactions to receive a AAA rating. Because of this risk, other state commissions have included minimum standards for third-party billing in their financing orders.12 These minimum standards were set forth in the Application. Unless the Commission corrects the Order’s failure to acknowledge and mitigate this risk, the Companies may well be unable to complete the securitization and customers will be harmed by having to forego millions of dollars of savings in the aggregate.

[12]	See, e.g., In re AEP Texas Cent. Co., Financing Order, Docket No. 39931, 2012 WL 189652 (Pub. Util. Co. of Tex. Jan. 12, 2012); In re Boston Edison Co. and Commonwealth Elec. Co., Financing Order, D.T.E. 04-70, 2005 WL 389206 (Mass. Dep’t of Telecomm. and Energy Jan. 21, 2005).

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The risk that third-party billing and/or collection could be implemented during the time period when the PIR Bonds are outstanding represents a risk to investors that is considered by the rating agencies in determining the appropriate rating for the PIR Bonds. This affects the ultimate interest rate borne by the PIR Bonds and, in turn, the amount of required Phase-In-Recovery Charges. Thus, the Application asked the Commission to “take the necessary steps to ensure nonbypassability, both to preserve the high credit quality of the PIR Bonds and to minimize the likelihood that any defaults by any such third party result in an increase in charges thereafter billed to all customers.”13 The Application then sets out the minimum standards that the Companies believe are necessary to satisfy rating agency concerns and to minimize the risk presented by the possibility of having third-party billing and collection service approved in Ohio prior to the year 2035. As stated in the Application:

Such steps should generally require that (i) the Commission establish operational standards and minimum credit requirements for any such third party billing intermediary, or require a cash deposit, letter of credit or other credit mitigant in lieu thereof, (ii) the Commission find that regardless of who is responsible for billing, the customers of that electric distribution utility shall continue to be responsible for Phase-In-Recovery Charges, (iii) if a third party meters and bills for the Phase-In-Recovery Charges, that the electric distribution utility (as servicer) must have access to information on billing and usage by customers to provide for proper reporting to the SPE and to perform its obligations as servicer, (iv) in the case of a third party default, billing responsibilities must be promptly transferred to another party to minimize potential losses; and (v) the failure of customers to pay Phase-In-Recovery Charges shall allow service termination by the electric distribution utility on behalf of the SPE of the customers failing to pay Phase-In-Recovery Charges in accordance with Commission-approved service termination rules and orders.14

The Applicants believe that it is critical to the securitization for the Commission to grant rehearing and issue a revised financing order that includes these minimum standards so that the PIR Bonds may be considered the highest credit quality instruments and deliver the expected savings to customers.

The rating agencies have cited standards for third parties that may be permitted to bill and/or collect securitized charges as a factor in their assessment of the creditworthiness of securitization bonds of this type. For example, Fitch indicates in its ratings criteria:

In jurisdictions where third-party energy providers are allowed to perform consolidated billing, the ‘AAAsf’ stress model incorporates a test of the transaction’s maximum exposure to third-party collections. To test the effect of a potential third-party default, the stress case assumes third parties take over billing for a large percentage of the customer base and default each year for the

[13]	Application, p. 24.
[14]	Id.

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entire term of the bonds. The length of the assumed default and percentage of the customer base affected vary based on the third party’s commingling restrictions contained in the statute or order.15

For rating agencies to stress test the Companies’ proposed securitization using an assumption that third-party billing and/or collections could occur during the term of the PIR Bonds, they must have guidance from this Commission as to the standards that may be applicable (such as the commingling restrictions referenced by Fitch). Otherwise, the rating agencies would view the risk of third-party billing and collections as an “open-ended” risk.

The Commission’s statement in the Order that “Applicants should be allowed to implement such features subject to the terms and conditions of competitive third-party billing set forth by the Commission at that time” does nothing to mitigate this risk.16 It is not a question of the Companies implementing the features set forth by the Commission, but of whether the Commission has established in the Order sufficient risk mitigation features in the event third-party billing is allowed in the future. Third-party billing and collection service can only become a reality in the future if authorized by the Commission. The Commission will have the responsibility to minimize the potential risk to customers of any defaults by third parties that may in the future bill and/or collect the Phase-In-Recovery Charges. But the Commission must clearly signal today that it will exercise that obligation in the future guided by the minimum standards set out above; if it fails to do so, rating agencies and potential bondholders will view the Commission’s lack of commitment as itself an increased risk of the securitization.

Moreover, the Commission further compounded the risk presented by third-party billing and collection when it created a new problem by directing in the Order that, if the Commission

[15]	Fitch Ratings, Rating Criteria for U.S. Utility Tariff Bonds, January 6, 2012, available with login at http://www.fitchratings.com/creditdesk/reports/report_frame.cfm?rpt_id=662317.
[16]	Order, p. 21.

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authorizes future third-party billing and/or collection of Phase-In-Recovery Charges, “such billing and/or collection costs should not be included as part of the recoverable, ongoing Phase-In Costs or other rates or charges.”17 This mandate inappropriately suggests that the Companies would be precluded from recovering prudently-incurred costs of providing electric service to customers, and therefore must be modified on rehearing. Under a third party billing scenario, a third party would presumably provide billing and collection service at a competitive rate. The third party would be compensated, directly or indirectly, by all customers for this service, including those customers paying the Phase-In-Recovery Charge. Therefore, the incremental costs of billing and collection service from a third party will likely not result in incremental Phase-In-Recovery Charges, since billing and collection services are included in the Servicing Agreement. However, in the unlikely event any incremental costs are incurred by the Companies in connection with third party billing and collection services, they must be appropriately allocated to both the Companies’ distribution service and as a Phase-In-Recovery Charge in order to avoid a compromise of the bankruptcy remote nature of the transaction. In addition, it would be unreasonable and unlawful for the Commission to prohibit the Companies from recovering costs incurred, directly or indirectly, related to the provision of billing and collection service to customers, and to relieve customers from paying for that billing and collection service as part of the Companies’ rates and charges.

[17]	Order, p. 47.

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Consequently, by prohibiting the cost of billing and collection service from being included “as part of the recoverable, ongoing Phase-In Costs or other rates or charges,” the Commission has again created sua sponte a new unknown risk for the rating agencies to incorporate into their review of the PIR Bonds. The rating agencies will likely raise questions, such as:

•	If customers paying the Phase-In-Recovery Charges are exempt from paying for billing and collection service, then who pays for this service?

•	Is the Commission suggesting, improperly and unreasonably, that the Companies or the SPE should pay for this service instead of the customer?

If so, the SPE will incur a charge for which it has no off-setting revenue or the Companies will be forced to subsidize the SPE while also unlawfully subsidizing a competitive service. The outcome under either scenario would be that the bankruptcy remote nature of the SPE would be compromised, which would in turn threaten the AAA rating. Neither option is reasonable nor lawful. The uncertainty created by this unfortunate phrasing must be clarified on rehearing.

The Commission should grant rehearing to revise the first full paragraph on page 21 of the Order to read as follows:

The Commission notes that there is no dispute that competitive third-party billing/collection is not currently permitted by the Commission’s rules. However, if the Commission, in the future, establishes rules relating to competitive third-party billing/collection, ~~Applicants should be allowed to implement such features subject to the terms and conditions of competitive third-party billing set forth by the Commission at that time.~~the Commission will take the necessary steps to ensure nonbypassability, both to preserve the high credit quality of the PIR Bonds and to minimize the likelihood that any defaults by any such third party result in an increase in charges thereafter billed to all customers. Further, any s~~S~~uch ~~billing/collection must not result in additional financial burden on Applicants, or the SPEs on a going-forward-basis. In other words, such~~ third-party billing/collection costs shall be included as part of the recoverable, ongoing costs as contemplated by the application and the Act, or as part of any other rates and charges, as appropriate.

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In addition, the Commission should grant rehearing to revise paragraph VI.F.11. of the Order on page 47 as follows:

If and to the extent that the Commission subsequently allows third parties to bill and/or collect any Phase-In-Recovery Charges, the Commission will take steps to ensure nonbypassability and minimize the likelihood of default by third-party servicers, which generally would include (i) operational standards and minimum credit requirements for any such third party billing servicer, or require a cash deposit, letter of credit or other credit mitigant in lieu thereof, (ii) a finding that, regardless of who is responsible for billing, customers shall continue to be responsible for Phase-In-Recovery Charges, (iii) if a third party meters and bills for the Phase-In-Recovery Charges, that the electric distribution utility (as servicer) must have access to information on billing and usage by customers to provide for proper reporting to the SPE and to perform its obligations as servicer, (iv) in the case of a third party default, billing responsibilities must be promptly transferred to another party to minimize potential losses; and (v) the failure of customers to pay Phase-In-Recovery Charges shall allow service termination by the electric distribution utility on behalf of the SPE of the customers failing to pay Phase-In-Recovery Charges in accordance with Commission-approved service termination rules and orders. Any costs associated with such third-party billing and/or collection shall ~~billing and/or collection costs should not~~ be included as part of the recoverable, ongoing Phase-In Costs or any other rates or charges, as appropriate. Further, the Commission shall not permit implementation of any third-party billing/collection that would result in a downgrade of the PIR Bonds.

C.	The Commission Should Not Impose an Interest Rate Cap On The PIR Bonds.

The Commission erred by imposing a cap on the interest rate for the PIR Bonds equivalent to the interest rates originally included with the Application filed in May. On page 34 of the Order (Section VI.B.8.), the Commission provides that “the PIR Bonds shall be issued only with fixed interest rates that are at or below those referenced in the application (i.e. a weighted average yield, exclusive of upfront and ongoing costs, of less than 3 percent) . . . .” While the Companies believe that fixed interest rates are appropriate, the Commission’s interest

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rate cap is an unreasonable limitation that jeopardizes the entire securitization and the benefits it is expected to bring to customers. The interest rates included in the Application were included solely for purposes of illustration based on then-current market rates, but interest rates most likely will be different at the time the Companies price the PIR Bonds. The Commission’s Order precludes the Companies from completing the securitization even if interest rates increase by only a single basis point (1/100 of one percent), and even if such an increase would cause customer savings to be only very slightly less than the $104 million that was estimated in May when the Application was filed. Such an outcome is not reasonable and such an ordering provision is not consistent with the statute.

As explained in the Application, the effective interest rate will not be known until the PIR Bonds are priced at the time they are sold.18 Based upon market conditions at the time the Application was filed, typical structural features, and assuming an SEC-registered offering of Phase-In Recovery Certificates rated in the highest category by the rating agencies most actively involved in the rating of securitizations of this type, the Companies estimated that the weighted average yield of the PIR Bonds (exclusive of upfront and ongoing financing costs) would be less than three percent on the date the Application was filed.19 The Companies further estimated that significant cost savings and mitigation of rate impacts through the proposed Phase-In-Recovery Bond issuance were expected to result as long as the weighted average yield on the various tranches of the PIR Bonds was below five percent.20

Further, the impact on customers of any increase in market rates will be ameliorated to some extent by a corresponding reduction in debt retirement costs. The debt retirement costs

[18]	Application, p. 32.
[19]	Id.
[20]	Id., p. 33.

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incurred by the Companies to redeem or repurchase existing debt securities with the proceeds of the sale of the PIR Bonds are a function of the spread between the current yield on the existing debt securities and the interest rate for such debt securities together with the date of maturity.21 The smaller the spread between these two interest rates and the shorter the maturity period remaining, the lower the debt retirement cost. The debt retirement costs included in the Application were estimated at the time the Application was filed at the beginning of May 2012. The actual debt retirement costs incurred will reflect market conditions and interest rate levels at the time the debt is retired. However, as stated in the Application and consistent with law,22 the Companies will not go forward with the securitization transaction unless savings can be achieved for customers. Therefore, no cap on interest rates is appropriate beyond that provided by this statutory requirement.

Notwithstanding the foregoing and despite the statutory protections, if the Commission insists on an interest rate cap, it should be no less than 200 basis points above the estimated weighted average yield provided in the Application (i.e. a weighted average yield, exclusive of upfront and ongoing financing costs, of less than five percent) to be more equivalent to the 5% interest rate level discussed in the Application at which customer savings can still be achieved, which is the applicable statutory standard.23 Such a threshold provides flexibility related to market conditions over which the Companies have no control while preserving an opportunity for customer savings, especially in light of the expected delay in the issuance of the PIR Bonds.

[21]	The calculation of the debt retirement costs is fairly straightforward. The make-whole calculation is a mathematical calculation that uses three primary inputs: (a) current interest rates on U.S. Treasury securities with a similar remaining maturity as the debt to be redeemed; (b) interest rates on existing debt to be redeemed; and (c) the maturity period remaining on the existing debt to be redeemed.
[22]	R.C. 4928.235(C)(2).
[23]	Id.

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It would be unfortunate, however, if while interest rates increased, debt retirement costs decreased whereby customers could still have saved tens of millions of dollars in the aggregate, but the Companies were prevented from securitizing due to such an artificial cap on interest rates. The Order should be modified to remove the Commission’s unreasonable cap on interest rates.

D.	The Commission Must Clarify When The Financing Order Becomes Final and That Any “Supplemental Financing Order” Will Not Modify The Final Financing Order.

In paragraph VI.F.5. of the Order on page 45, the Commission states that it will have four complete business days following receipt of the Issuance Advice Letter to complete its review of the transaction and, that, if the Commission does not act during this time period, the Order “shall be considered as the Final Financing Order.” At page 23 of the Order, the Commission further describes a process under which it may issue a “Supplemental Financing Order” within the four-day period in order to stop the issuance of the PIR Bonds. Because these provisions can be interpreted as being contrary to R.C. §§ 4928.233 and 4928.235, the Commission should grant rehearing to clarify that it will adhere to Ohio law.

The date on which a financing order becomes final is determined by R.C. § 4928.233, not following the pricing of the Phase-In Recovery Bonds. The Companies cannot move forward with pricing the Phase-In Recovery Bonds until there is a Final Financing Order. The Commission Order in this respect must be corrected.

Once the Companies have a Final Financing Order, they may elect to proceed with the securitization transaction as provided in division (C) of R.C. § 4928.235. The Companies are prohibited from proceeding with the securitization pursuant to the terms of a Final Financing Order if, “before phase-in-recovery bonds have been issued, . . . market conditions are such that

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customers will not realize cost savings from the issuance of the phase-in-recovery bonds.”24 The Issuance Advice Letter process allows the Commission sufficient time to confirm that market conditions are such that customers will realize cost savings. In fact, if the Issuance Advice Letter shows that customers will not realize cost savings from the securitization, the Companies are prohibited by R.C. § 4928.235(C)(2) from issuing the PIR Bonds. Commission action would be necessary only if the Companies and the Commission disagreed over whether customers will realize cost savings. Regardless, if the Commission does determine, based on the Issuance Advice Letter, that customers will not realize cost savings from the securitization, it may issue an order prohibiting the Companies from proceeding with the securitization. Any such order is not a “Supplemental Financing Order” and would not further modify the Final Financing Order.

The Commission should clarify in its Entry on Rehearing that the Financing Order approved in that Entry will become a Final Financing Order as provided in R.C. § 4928.233(E), and not following the issuance of the Issuance Advice Letter. The Commission also should clarify that it will not modify or amend a Final Financing Order, but may act pursuant to R.C. § 4928.235(C)(2) to stop the issuance of PIR Bonds within four business days after receipt from the Companies of the Issuance Advice Letter.

E.	The Commission’s Authorized Fee For Its Financial Advisor Is Inappropriate And Unnecessarily High.

On page 44 of the Order, the Commission provides that its financial advisor shall be entitled to a fee not to exceed $1,500,000, “$500,000 of which will be funded out of the underwriter’s spread and $1,000,000 of which will be included as part of the upfront financing costs.” The level of this fee, and the requirement to reduce the underwriter’s fee in order to pay it, is unsupported, excessive, and inconsistent with market precedent.

[24]	R.C. § 4928.235(C)(2).

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Under the Commission’s structure, the financial advisor’s fee would reduce the fee paid to the financial institutions (underwriters) that actually conduct the transaction. Further, the Commission’s financial advisor could earn a fee greater than any of the individual underwriters. Indeed, if the issuance level was less than $400 million, the Commission’s financial advisor would earn a fee greater than the Companies’ estimate for all of the underwriters combined. The financial advisor fee authorized by the Commission is simply inappropriate. The underwriter-financial institutions and the structuring advisor are an integral part of the securitization process, and the process should not be jeopardized by such an uncertain fee structure that could reward the Commission’s financial advisor more than the underwriters themselves.

The Commission’s inappropriately high level of compensation for its advisor, and its resulting establishment of an excessive fee cap for the advisor, is likely to result in RFP responses that include fee structures well above market. Indeed, by signaling to potential applicants that any fee up to $1.5 million may be acceptable, the Commission has created a market at that exorbitant level. Given that the Companies’ customers will have to pay this fee as one component of the upfront financing costs, the Commission’s Order is not in the best interest of customers.

Paragraph IV.F.3. of the Order should be modified to set a fee for the Commission’s financial advisor that is no greater than $500,000, and that fee will be included solely as part of the upfront financing costs and shall not be funded out of the underwriter’s spread.

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F.	The Commission Should Clarify The Amount Of The Fee Available For A Non-EDU Servicer To Ensure Customers Receive The Benefits Of Securitization.

This proceeding is the first in Ohio to securitize EDU assets. However, the electric utility customer backed securitization process has been implemented in a number of other states across the country. As a result of these previous processes, the rating agencies have expectations for utility commission financing orders, which expectations provide greater security for the rating agencies. In turn, as the rating agencies gain comfort with the financing orders, the likelihood that such securitizations will attain a AAA rating and the transactions completed – and that electric utility customers would be assured of getting the benefits of securitization – also increases. Such is part of the formulation for electric utility customer backed securitization bonds attaining a AAA rating.

On page 36 of the Commission’s Order, the Commission addresses the fee available for the Companies or any successor EDU as servicer, but does not address the fee available for a non-EDU servicer should that situation arise. By omitting the amount of the fee available for a non-EDU servicer the Order fails to recognize this important issue that threatens the confidence of rating agencies and, in turn, jeopardizes the securitization process and its benefits. The Commission should clarify the amount of the fee available for a non-EDU servicer and that the fee shall be increased, if necessary, to ensure the collection and true up, from time to time, of the Phase-In-Recovery Charges and the attainment of a AAA rating from the rating agencies on the PIR Bonds. Therefore, The Commission should grant rehearing and amend paragraph VI.B.14. of the Order (page 36) as follows:

Each Applicant (or any successor EDU) is authorized to receive a periodic servicing fee, which will be recovered through Phase-In-Recovery Charges as a financing cost. Based upon both estimated costs of performing the servicing function and market precedent for such fees, the annual servicing fee to be paid to the respective

19

Applicant or its successor EDU shall be 0.10 percent of the initial principal amounts of the PIR Bonds issued by the SPE of such Applicant. In the event that there is no EDU successor willing or able to perform such servicing functions, a non-utility servicer shall be engaged, and given the incremental costs to perform the servicing function shall be entitled to an increased annual servicing fee to preserve the PIR Bond ratings. However, the annual servicing fee for such non-utility successor shall not exceed 0.75 percent of the initial principal amount of the PIR Bonds.

G.	The Commission’s Order Includes Other Errors and Inconsistencies That Must Be Remedied On Rehearing.

The Companies submit that the Commission’s Order includes a number of errors and inconsistencies that warrant correction to ensure accuracy and consistency with the Act, other applicable statutes and the Commission’s own Order (and to eliminate doubt and ambiguity for securitization documentation, securities disclosure and legal opinion purposes). Specifically, the following errors and inconsistencies must be corrected:

•

Order – global comment: The Order should be corrected to replace terms such as “finance costs,” “financial costs,” “costs,” “costs related to the PIR Bonds,” etc. with “financing costs” to correctly reflect the term used in the Act.

•	Order, Section III – pg. 8, paragraph (3): The reference to Rider RER1 should be deleted because Toledo Edison customers would only see an impact to Rider DFC.

•

Order, Section III – pg. 8, paragraph beginning “Specifically,”: In the description of the process to request approval of an adjustment to the Phase-In-Recovery Charges, the Commission should clarify that the Companies’ proposal is as follows: “Review of the adjustments is limited to whether mathematical errors occurred in the application of the formula-based mechanism relating to the appropriate amount of any over- or under-collection of Phase-In-Recovery C~~c~~harges (Id. at 35). This change conforms the Order language to the statute. R.C. § 4928.38(B).

•

Order, Section VI – pg. 27: The paragraph beginning with “Additionally,” which lists the necessary statutory requirements should be revised to affirmatively state that these statutory requirements are incorporated into the Order. The second sentence should be revised as follows: “In order to accomplish this objective and satisfy specific statutory requirements, there are a number of expressed regulatory authorizations that ~~must be~~are incorporated in the Financing Order, including those

20

related to (a) Irrevocability; (b) State pledge; (c) True sale; (d) Successor utility; (e) Security interest; (f) Bankruptcy of the electric distribution utility; (g) Non-bypassability; and (i) Validity of the Financing Order; and (j) Treatment of Phase-In-Recovery Charges.”

•

Order, Section VI.A.4. – pg. 29: The first sentence should be revised as follows to clarify terms of capitalization of the SPEs: “Each Applicant will capitalize its respective SPE in an amount ~~anticipated to be approximately~~of not less than 0.50 percent of its initial principal balance of the PIR Bonds, as may be adjusted upward at the time of issuance based on rating agency requirements and the return of and on such capitalization as shall be maintained as an ongoing financing cost.”

•

Order, Section VI.B.1 – pg. 31: The Commission should state that the actual amount of CEI’s bond issuance cannot exceed the aggregate amount of the deferral balances and associated costs for Riders DFC, DGC and RER1 at the time of issuance, plus CEI’s portion of actual upfront financing costs.

•

Order, Section VI.B.2 – pg. 32: The reference to Rider DGC for Ohio Edison should be removed because Ohio Edison does not have a Rider DGC. The Commission should also state that the actual amount of Ohio Edison’s bond issuance cannot exceed the aggregate amount of the deferral balances and associated costs for the Riders DFC and RER1 at the time of issuance, plus Ohio Edison’s portion of actual upfront financing costs.

•

Order, Section VI.B.3 – pg. 33: The Commission should state that the actual amount of Toledo Edison’s bond issuance cannot exceed the aggregate amount of the deferral balances and associated costs for Rider DFC at the time of issuance, plus Toledo Edison’s portion of actual upfront financing costs.

•

Order, Section VI.B.4 – pg. 33: The Order should include a specific reference to the Servicing Agreement, as a material agreement, in connection with the breach of representations, warranties, or covenants made by an Applicant.

•

Order, Section VI.C – pg. 37: The Order should include express authorization that the costs associated with the PIR Trust be included as upfront financing costs. Therefore, a new Section VI.C.7 should be included as follows: “The costs of setting up and maintaining the PIR Trust, including fees and expenses of the trustee and its counsel, shall be included in and constitute upfront and ongoing financing costs.”

•

Order, Section VI.D.1 – pg. 37: This provision should make clear that Phase-In-Recovery Charges together with the adjustment mechanism will provide full and timely recovery as follows to be consistent with the Act: “Phase-In-Recovery Charges ~~consist~~, together with the adjustment mechanism, will provide for the full and timely recovery of all costs associated with the issuance of or use of proceeds from the ~~Phase-In-Recovery~~PIR Bonds approved in this proceeding~~. These charges include~~, including all Phase-In Costs and ~~Financing Costs~~financing costs as described in this Financing Order.”

21

•

Order, Section VI.D.2 – pp. 37-38: This provision should make clear that Phase-In-Recovery Charges pay both the PIR Bonds and Financing Charges: “Consistent with Section 4928.239(B)(1), Revised Code, all of the Applicants’ customers will be responsible for the repayment of PIR Bonds and financing costs through the imposition of separate, nonbypassable Phase-In- Recovery Charges.”

•	Order, Section VI.D.4 – pg. 38: The word “insets” should be replaced with “inserts.”

•

Order, Section VI.D.13 – pg. 41: The list of costs included as ongoing financing costs must be clarified as follows so that rating agencies do not see a risk of non-collection: “The estimated ongoing financing costs include, without limitation, servicing fees, other administrative fees, the cost of any ~~overcollateralization~~reserves or other ~~reserves~~credit enhancement (if required) for the PIR Bonds, the periodic costs for servicing the PIR Bonds and the Phase-In-Recovery Charges, ~~SPE~~trustee and other administrative costs, return on capital account and applicable taxes, and, if the PIR Bonds (or PIR Trusts, as the case may be) are issued in a registered public offering, ongoing Securities and Exchange Commission (SEC) compliance costs.”

•	Order, Section VI.F.3 – pg. 44: The references to “transition” in the second, third and fourth sentences should be replaced with “PIR” to correctly identify the relevant bonds.

A corrected Financing Order reflecting the above changes along with additional corrections to other inconsistencies and typographic errors is attached hereto as Attachment A.

H.	The Issuance Advice Letter attached to the Commission’s Order Includes Other Errors and Inconsistencies That Must Be Remedied On Rehearing.

The Companies submit that the Issuance Advice Letter attached to the Commission’s Order includes a number of errors and inconsistencies that warrant correction to ensure accuracy and consistency with the Act, other applicable statutes and the Commission’s own Order (and to eliminate doubt and ambiguity for securitization documentation, securities disclosure and legal opinion purposes). Specifically, the following errors and inconsistencies must be corrected:

•

Issuance Advice Letter – pg. 1 of 12: The reference to “fourth” in the first paragraph should be replaced with “first” to be consistent with the Order’s provision on page 23 that “for each series of PIR Bonds, each Applicant shall [file] the attached Issuance Advice Letter no later than the first business day following the pricing date for that series of PIR Bonds.”

22

•	Issuance Advice Letter – pg. 1 of 12: The references to the “Advice Letter” and “letter” in the first paragraph should be replaced with “Issuance Advice Letter” for consistency.

•

Issuance Advice Letter – pg. 1 of 12: The references to the “Phase-in-Recovery Charges” must be replaced with “Phase-In Costs” to conform to the term in the Act. Additionally, the references to the “total amount” being securitized must include “financing costs” as well.

•	Issuance Advice Letter – pg. 2 of 12, paragraph (1): The reference to “revenues” should be replaced with “Phase-in-Recovery Revenues” to conform to the term in the Act.

•

Issuance Advice Letter – pg. 2 of 12, paragraph (2): This paragraph must be deleted as this standard is not consistent with any standard provided in the Act. Additionally, no securitization transaction that is modeled consistent with the Companies’ Application could meet this standard unless financing costs were zero.

•	Issuance Advice Letter – pg. 2 of 12, paragraph (3): The reference to “PIR Bond charges” should be replaced with “Phase-in-Recovery Charges” to conform to the standard in the Act.

•

Issuance Advice Letter – pg. 3 of 12: The reference to “PIR Bond Issuance Costs” in the seventh line should include the parenthetical “(upfront financing costs)” immediately thereafter to avoid any ambiguity as to what amounts the Applicants will provide.

•

Issuance Advice Letter – pg. 3 of 12: The reference to “PIR Bond Support and Serving” in the eighth line must be restated in its entirety to read “PIR Bond Support and Servicing (ongoing financing costs)” to correct a typographical error and avoid any ambiguity as to what amounts the Applicants will provide.

•

Issuance Advice Letter – pg. 4 of 12: The reference to “each of the variables” in the first sentence must be revised to simply “variables” as Table I does not seek all of the information necessary to calculate the initial Phase-In-Recovery Charge.

•

Issuance Advice Letter – pg. 4 of 12, Table I: The reference to “kWh/kW” in the third and seventh lines should be replaced with “kWh” as the Applicants only calculate such amount on usage basis and not a demand basis.

•

Issuance Advice Letter – pg. 5 of 12, Attachment-1, Schedule-A: The table is inaccurately titled “Calculation of Securitized Phase-In-Recovery Charges” and should be titled “Total Amount Securitized.” New second and third rows titled

23

“Phase-in Costs” and “Upfront financing costs,” respectively, should be added so that the total amount securitized can be properly calculated for the comparison to the amount permitted to be securitized by the Financing Order. Finally, the title of the last row “Total Securitized Phase-In-Recovery Charges” should be replaced with “Total Amount Securitized.”

•

Issuance Advice Letter – pg. 6 of 12, Attachment-1, Schedule-B: The Order included fees and expenses of the Financial Advisor as an upfront financing cost; therefore, a line item for “Fees & Expenses for Commission’s Financial Advisor” must be added and the lines re-numbered accordingly.

•

Issuance Advice Letter – pg. 7 of 12, Attachment-2, Schedule-A: While the table is titled “Phase-In-Recovery Revenue Requirement Information” the required information would only provide the amortization schedule of the bonds not all of the necessary information to determine such revenue requirement. Therefore, the more appropriate title would be “PIR Bond Repayment Schedule.”

•

Issuance Advice Letter – pg. 8 of 12, Attachment-2, Schedule-B: The references to “transition bonds” in the paragraph immediately following the table must be replaced with “PIR Bonds” to conform to the term in the Act and the Order. There is a spelling error to the term “rateably” in footnote 1; the correct spelling is “ratably.”

•

Issuance Advice Letter – pg. 9 of 12, Attachment-2, Schedule-C: While the table is titled “Calculation of Phase-In-Recovery Charges” the required information does not provide sufficient information to perform such a calculation. Therefore, the more appropriate title would be “Summary of Phase-In-Recovery Charges.” The Rider PIR Revenue Requirement includes applicable taxes, uncollectibles and billing lags in addition to the bond payments and ongoing costs. In column D of this schedule, the reference to “(b)+(c)” should be deleted and footnote 3 should be modified as follows: “Sum of PIR Bond payments and ongoing financing costs, adjusted for applicable taxes, uncollectibles and billing lags.”

•

Issuance Advice Letter – pg. 10 of 12, Attachment-2, Schedule-D: The title of the second column must be corrected from “Conventional Financing Through[2]” to “Existing Ratemaking[2]” to correctly calculate the present value savings reflected in the Application. As previously noted, the standard described in paragraph 2 on page 2 of 12 of the Issuance Advice Letter, is not consistent with any standard provided in the Act. Footnote 1 should be modified as follows: “Calculated in accordance with the methodology used in the Joint Application, using the discount rate referenced in footnote 4 on Attachment-2 Schedule-C.”

A revised Issuance Advice Letter reflecting the above changes along with additional corrections to other inconsistencies and typographic errors is attached hereto as Attachment B.

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IV.	CONCLUSION

For the foregoing reasons, the Commission should grant rehearing and issue an Entry on Rehearing approving a Financing Order modified as set forth herein.

Respectfully submitted,

/s/ James W. Burk

James W. Burk (Attorney No. 0043808)

FIRSTENERGY SERVICE COMPANY

76 South Main Street

Akron, OH 44308

(330) 384-5861 (telephone)

(330) 384-3875 (fax)

burkj@firstenergycorp.com

ATTORNEY FOR THE CLEVELAND

ELECTRIC ILLUMINATING COMPANY,

OHIO EDISON COMPANY, AND

THE TOLEDO EDISON COMPANY

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CERTIFICATE OF SERVICE

I hereby certify that the foregoing Application for Rehearing of Ohio Edison Company, The Cleveland Electric Illuminating Company and The Toledo Edison Company was served this 9th day of November, 2012 by electronic mail on the persons listed below.

James W. Burk

William L. Wright

Section Chief

Thomas McNamee

Asst. Attorneys General

180 East Broad Street, 6th Floor

Columbus, Ohio 43215

William.wright@puc.state.oh.us

Thomas.mcnamee@puc.state.oh.us

Kyle L. Kern

Assistant Consumers’ Counsel

Office of the Ohio Consumers’ Counsel

10 West Broad Street, 18th Floor

Columbus, Ohio 43215

kern@occ.state.oh.us

26

ATTACHMENT A

TO THE MEMORANDUM IN SUPPORT OF APPLICATION FOR REHEARING

OF OHIO EDISON COMPANY, THE CLEVELAND ELECTRIC ILLUMINATING

COMPANY, AND THE TOLEDO EDISON COMPANY

BEFORE

THE PUBLIC UTILITIES COMMISSION OF OHIO

In the Matter of the Joint Application of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company for Authority to Issue Phase-In-Recovery Bonds and Impose, Charge and Collect Phase-In-Recovery Charges and for Approval of Tariff and Bill Format Changes.	) ) ) ) ) ) ) )	Case No. 12-1465-EL-ATS

FINANCING ORDER

The Commission finds:

I.	BACKGROUND

Pursuant to its March 15, 2009, Opinion and Order in Case No. 08-935-EL-SSO (08-935), In the Matter of the Application of Ohio Edison Company, the Cleveland Electric Illuminating Company, and The Toledo Edison Company for Authority to Establish a Standard Service Offer Pursuant to Section 4928.143, Revised Code, in the Form of an Electric Security Plan, its March 24, 2010, Opinion and Order in Case No. 07-1003-EL-ATA, In the Matter of the Application of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company for Authority to Modify Certain Accounting Practices and for Tariff Approvals, and its August 25, 2010, Opinion and Order in Case No. 10-388-EL-SSO, In the Matter of the Application of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company for Authority to Establish a Standard Service Offer Pursuant to Section 4928.143, Revised Code, in the Form of an Electric Security Plan, the Commission authorized Ohio Edison Company (Ohio Edison), The Cleveland Electric Illuminating Company (CEI), and The Toledo Edison Company (Toledo Edison) (collectively. Applicants) to defer and recover as regulatory assets certain costs, and associated carrying charges, through a Deferred Fuel Cost Recovery Rider (Rider DFC), related to fuel costs in the 2006-2007 time frame. Specifically, the rider provides for the recovery of uncollected fuel costs for the time frame covering January 1, 2006 through December 31, 2007. Full recovery of the deferred costs associated with this rider is expected to occur by approximately 2035 (Staff Comments at 29).

In its Order of March 25, 2009, in 08-935, the Commission authorized CEI to defer and recover as a regulatory asset the power costs and related carrying charges through a Deferred Generation Cost Recovery Rider (Rider DGC). Specifically, the rider provides for recovery of uncollected purchase power costs for the time frame January 1, 2009, through May 31, 2009. Full recovery of the deferred costs associated with this rider is expected to occur by approximately 2021 (Id.).

12-1465-EL-ATS	-2-

In its May 25, 2011, Opinion and Order in Case No. 10-176-EL-ATA, In the Matter of the Application of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company for Approval of a New Rider and Revision of an Existing Rider, the Commission authorized Ohio Edison and CEI to defer and recover as a regulatory asset the costs and associated carrying charges associated with the transition of all electric customers toward market pricing beginning in 2011. This recovery is to be accomplished through a Residential Electric Heating Recover Rider (Rider RERl). Full recovery of the deferred costs associated with this rider is expected by occur by approximately June 2014 (Id.).

II.	APPLICABLE LAW

The 129th General Assembly passed HB 364 on December 14, 2011, establishing Sections 4928.23 through 4928.2318, Revised Code, (the Act), for the purpose of providing electric distribution utilities (EDUs) with the mechanism to securitize, through the issuance of Phase-In-Recovery Bonds (PIR Bonds), certain costs previously approved by the Commission for deferred recovery (Phase-In Costs). Pursuant to the Act, which was signed into law on December 21, 2011, and became effective on March 22, 2012, EDUs may seek a Financing Order from the Commission to securitize certain types of costs known as deferred assets. These assets include fuel costs, infrastructure costs, and environmental clean-up expenses that the Commission has allowed a utility to defer and collect from customers. Section 4928.231(B), Revised Code, describes the requisite components of the application for a Financing Order.

Section 4928.01(A)(6), Revised Code provides that an EDU means an electric utility that supplies at least retail electric distribution service. Pursuant to Section 4928.231, Revised Code, an EDU may apply to the Commission for a Financing Order that authorizes the following:

(1)	The issuance of PIR Bonds, in one or more series to recover uncollected Phase-In Costs;

(2)	The imposition, charging, and collection of Phase-In- Recovery Charges, in accordance with the adjustment mechanism, approved by the Commission under Section 4928.232, Revised Code, and consistent with the Commission’s authority regarding governmental aggregation as provided in division (I) of Section 4928.20, Revised Code, to recover both of the following:

(a)	Uncollected Phase-In Costs;

(b)	Financing costs.

(3)	The creation of Phase-In Recovery Property under the Financing Order.

12-1465-EL-ATS	-3-

Pursuant to Section 4928.231, Revised Code, the application must include the following:

(1)	A description of the uncollected Phase-In Costs that the EDU seeks to recover through the issuance of PIR Bonds;

(2)	An estimate of the date each series of PIR Bonds are expected to be issued;

(3)	The expected term during which the Phase-In Costs associated with the issuance of each series of PIR Bonds are expected to be recovered;

(4)	An estimate of the financing costs, as described in Section 4928.23, Revised Code, associated with the issuance of each series of PIR Bonds;

(5)	An estimate of the amount of Phase-In-Recovery Charges necessary to recover the Phase-In Costs and financing costs set forth in the application and the calculation for that estimate, which calculation shall take into account the estimated date or dates of issuance and the estimated principal amount of each series of PIR Bonds;

(6)	For Phase-In-Recovery Charges not subject to allocation according to an existing order, a proposed methodology for allocating Phase-In-Recovery Charges among customer classes, including a proposed methodology for allocating such charges to government aggregation customers based upon the proportionate benefit determination made under division (I) of Section 4928.20, Revised Code;

(7)	A description of a proposed adjustment mechanism for use as described in division (A)(2) of this Section 4928.31, Revised Code;

(8)	A description and valuation of how the issuance of PIR Bonds, including financing costs, will both result in cost savings to customers and mitigate rate impacts to customers when compared to the use of other financing mechanisms or cost-recovery methods available to the EDU; and

(9)	Any other information required by the Commission.

Consistent with Section 4928.232(D)(1), Revised Code, the Commission shall not issue a Financing Order under Section 4928.232(C), Revised Code, unless the Commission determines that the Financing Order is consistent with Section 4928.02, Revised Code. Pursuant to Section 4928.232(D)(2), Revised Code, in order to issue a financing order, the Commission must find that the issuance of the PIR Bonds and the Phase-In Recovery Charges authorized by the order results in, consistent with market conditions, both

12-1465-EL-ATS	-4-

measurably enhancing cost savings to customers and mitigating impacts to customer as compared with traditional financing mechanisms or traditional cost recovery methods available to the EDU or, if the Commission previously approved a recovery method, as compared with that recovery method.

III.	APPLICATION OVERVIEW AND PROCEDURAL HISTORY

On May 3, 2012, as amended on August 16, 2012, Applicants filed a joint application (application) and exhibits, pursuant to Section 4928.231, Revised Code, seeking authority to recover Phase-In Costs and financing costs, issue PIR Bonds, and impose and collect Phase-In-Recovery Charges. Additionally, Applicants seek the requested tariff and bill format approvals. Further, Applicants request that the Commission consider the application on an expedited basis.

Applicants represent that they are Ohio corporations engaged in the distribution of electricity for sale to retail customers in the State of Ohio under rates and tariffs approved by this Commission and are EDUs, pursuant to Section 4928.01(A)(6), Revised Code (Application at 3).

According to Applicants, the Act provides for EDUs to securitize Phase-In Costs through the issuance of PIR Bonds pursuant to a Financing Order issued by the Commission. As contemplated by the application, Applicants request that the Commission authorize the issuance of the PIR Bonds if such issuances result in, consistent with market conditions, measurably enhancing cost savings to customers and mitigating rate impacts to customers as compared with the Commission’s previously-approved recovery methods, and are consistent with Section 4928.02, Revised Code (Id.). Applicants represent that these benefits to customers are reflected in a reduction in the expected amount payable by the customers on both a nominal and a net present value basis as compared with existing recovery mechanisms (Id.).

Applicants request that the Commission issue a Financing Order pursuant to the provisions of Section 4928.232(C) and (D)(2) authorizing the issuance of PIR Bonds up to an aggregate principal amount of $555 million in one or more series and in one or more classes/tranches. Specifically, Applicants request that the Commission approve the issuance of PIR Bonds in amounts of $280 million for CEI, $220 million for Ohio Edison and $55 million for Toledo Edison as described in the application. (Application at 3-5.)

Through their application, Applicants propose to establish a new Phase-In-Recovery Rider (Rider PIR) in order to recover securitized costs associated with Applicants’ existing riders (i.e., DFC, DGC, and RER1). Once the Rider PIR is approved and effective, Riders RERl, DGC, and DFC will be withdrawn (Staff Comments at 29). All of these existing riders for which there are uncollected balances constitute Phase-In Costs to be financed through the proposed securitization in this case (Application at 3). Applicants propose to develop a revenue requirement for Rider PIR based on the securitization costs of each Applicant’s special purpose entity (SPE). The allocated

12-1465-EL-ATS	-5-

revenue requirement is to be divided by the expected kWh sales in order to arrive at proposed Rider PIR rates. Once approved, the rates will be included in the EDUs tariff and will remain in effect until the next scheduled update (Id.).

Applicants state that the proceeds from the PIR Bonds will: (i) allow full collection of the associated financing costs, and (ii) compensate the Applicants for Phase-In Costs at an effective interest rate (after taking into account upfront and ongoing financing costs) that is lower than each Applicant’s Commission authorized rate of return for such regulatory assets (Id.). Each Applicant intends to use a portion of the proceeds from the issuance of the PIR Bonds to repay existing long-term debt, pay financing costs, and to assist with other corporate purposes (Id. at 4). The current and pro forma capitalization in connection with the issuance of PIR Bonds is presented in Exhibit D to the application (Id.).

Applicants submit that the proposed securitization will benefit customers by providing both cost savings and rate mitigation through reducing the overall cost of the deferred regulatory assets and by reducing the rates customers are currently paying toward their recovery of the deferred assets (Id. at 2). Specifically, Applicants aver the issuance of the PIR Bonds is expected to significantly reduce the carrying charges over the recovery period for these Phase-In Costs, resulting in estimated nominal costs savings to customers of approximately $104 million in the aggregate as shown on Exhibit B to the application (Id.). According to the application, rate mitigation will occur by flowing the cost savings through to customers annually in a manner that yields lower associated rates compared to the traditional cost recovery mechanisms previously approved by the Commission (Id.)

The PIR Bonds are expected to be recorded in accordance with Generally Accepted Accounting Principles (GAAP) primarily as long term debt on the balance sheet of each Applicant’s SPE for financial reporting purposes. Such SPE’s PIR Bonds will also appear on the consolidated balance sheet of the respective parent company in its GAAP financial statements (Id. at 5). Applicants note that the repayment of existing long-term debt by the Applicants may result in improved credit metrics for each of the Applicants as the PIR Bonds are not expected to be classified as debt of the Applicants by rating agencies because they will not be supported by the general revenue streams or collateralized by assets of any Applicant (Id. at 4).

Regarding implementation of the proposed securitization, each individual Applicant will form a SPE, a separate, wholly-owned limited liability company expected to be organized in Delaware, for the purposes of the securitization transaction. Each individual Applicant will then transfer, sell or assign its Phase-In-Recovery Property to its respective SPE. A structure/transaction flow chart has been provided as Exhibit J to the application. Applicants request that the Financing Order confirm the formation of each SPE, the creation of Phase-In-Recovery Property simultaneous with its sale to each SPE, and the issuance by each SPE of PIR Bonds secured by the Phase-In-Recovery Property and other assets and property (subject to possible limited exceptions described in the application) owned by such SPE. (Id. at 16-21.)

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In order to accomplish the securitization, each individual Applicant will enter into several agreements with its respective SPE subsidiary, as more fully described in the application. Such agreements will be substantially similar among each Applicant and its respective subsidiary (Id. at 26-28).

Applicants’ estimated deferral balances subject to securitization are provided in Exhibit A to the application. Applicants intend that the PIR Bonds overall scheduled recovery period will not exceed the remaining recovery period under the existing riders (Id. at 7). Applicants explain that different tranches (classes) of bonds with different maturity dates will be issued in order to reduce the average interest costs (Id.).

The issuance date for the PIR Bonds, assuming no material changes in market conditions, is expected to be within 120 days of the Financing Order becoming the Final Financing Order (Id. at 8). For illustrative purposes of the application, the assumed issuance date for the PIR Bonds is December 31, 2012. The indicative transaction structure, including the recommended tranches with initial principal amounts, first scheduled principal payment dates, expected maturity dates, final legal maturity dates, and average lives are provided in Exhibit E to the application (Id.). According to Applicants, at the time of the issuance of the PIR Bonds, certain of these financing costs are likely to vary from such estimated amounts reflected in the application as a result of the market conditions and other factors (e.g., the actual costs of redeeming or otherwise retiring existing long-term debt) (Id.).

Exhibit C to the application reflects an estimate of the corresponding upfront and ongoing financing costs. Applicants currently estimate that the financing costs will be $8.4 million exclusive of debt retirement costs. Applicants recognize that actual financing costs will vary from these estimates due to market conditions. Applicants represent that, promptly upon final determination, a statement setting forth the final upfront financing costs will be provided. (Id. at 8, 9.)

While recognizing that the debt retirement costs may vary significantly in response to market conditions and as a result of the terms of the various debt securities to be retired, each Applicant agrees to retire debt only in a manner that will permit the securitization transaction to achieve enhanced cost savings to customers and mitigate rate impacts for customers (Id. at 9).

Applicants opine that, as reflected in Exhibit B to the application, the issuance of the PIR Bonds measurably enhances cost savings to customers relative to the uncollected Phase-In Recovery Charges under the existing riders (Id. at 10).

In support of the assertions set forth in the application regarding the alleged savings. Applicants represent that:

(1)

Ohio Edison customers will have an estimated initial Phase-In-Recovery Charge of 0.3198 cents/kWh resulting in a monthly cost of $3.20 for the typical residential bill (1,000 kWh). If the existing riders continued as

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approved, a 1,000 kWh customer would pay on average for Rider DFC, and the Rider RER1, a total monthly charge of 0.3476 cents/kWh resulting in a monthly cost of $3.48.

(2)	CEI customers would have an estimated initial Phase-In-Recovery Charge of 0.3851 cents/kWh resulting in a monthly cost of $3.85 for a typical residential bill (1,000 kWh). If the existing riders continued as approved, a 1,000 kWh customer would pay on average for the Deferred Generation Cost Rider, DFC, and RER1, a total monthly charge of 0.4303 cents/kWh resulting in a monthly cost of $4.30.

(3)	Toledo Edison customers would have an estimated initial Phase-In-Recovery Charge of 0.0250 cents/kWh resulting in a monthly cost of $0.25 for the typical residential bill (1,000 kWh). If the existing riders continued as approved, a 1,000 kWh customer will pay an average for Rider DFC, a total monthly charge of 0.0257 cents/kWh resulting in a monthly cost of $0.26.

(See Application, Ex. G). Additionally, Applicants note that the Phase-In-Recovery Charges are nonbypassable and that all customers, including those participating in government aggregation will be responsible for repayment of the PIR Bonds (Id. at 4, 14).

As reflected in Exhibit F to the application, Applicants propose a formula-based adjustment mechanism for Phase-In-Recovery Charges whereby an initial update to each applicant’s Riders PIR will occur sometime within the first 12 months of the issuance date for the PIR Bonds. Thereafter, each Applicant’s Rider PIR will be updated semiannually with the exception of the last year of maturity which may require monthly updates for each series of outstanding PIR Bonds (Id. at 12, 35).

Specifically, pursuant to Applicants’ proposal, no later than May 1 and November 1 of each year, the Applicants will file a request for approval of the adjusted Phase-In-Recovery Charges. Review of the adjustments is limited to whether mathematical errors occurred in the application of the formula-based mechanism relating to the appropriate amount of any over- or under-collection of Phase-In-Recovery Charges (Id. at 35). Adjustments may also occur to address increases or decreases in trustee and servicing costs, rating agency surveillance fees, and legal and accounting fees and other ongoing financing costs. Adjustments may also occur related to the difference between estimated and actual costs. These adjustments will take into account revised projections of electricity consumption and customer payment information (Id.).

Proposed tariff sheets reflecting Phase-In-Recovery Charges that are expected to approximate the final tariff charges are included in Exhibit H to the application. According to the application, following the issuance of the Financing Order and upon pricing of the PIR Bonds, the proposed tariff sheets will be updated in accordance with the Commission-approved adjustment mechanism to reflect the actual costs and any other revised

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assumptions and filed with the Commission. The existing riders will be reduced to zero on the effective date of the final initial tariff sheets subject to final reconciliation of the remaining deferral balances, if any, which will be maintained on the Applicants’ books subject to carrying charges until full cost recovery occurs.

Finally, Applicants seek approval of a modified bill format that includes language relating to cost recovery charges in the notes section of the bill as provided in Exhibit I to the application.

In order to afford all interested persons the opportunity to provide comments on the application filed by Ohio Edison, CEI, and Toledo Edison, a comment cycle for the filing of initial and reply comments was established pursuant to the attorney examiner Entry of May 25, 2012.

Pursuant to the attorney examiner Entry of June 8, 2012, the automatic approval time frames set forth in Rule 4901:1-10-22(C), Ohio Administrative Code (O.A.C.), were suspended. On June 7, 2012, the office of the Ohio Consumers’ Counsel (OCC) filed a motion to intervene in this case. In support of its motion, OCC points out that, if the requested Phase-In Costs and financing costs are approved, they will be charged to the residential utility customers of the applicants, who are represented by OCC. Therefore, OCC submits that the interests of Ohio residential customers may be adversely affected by this case. As a result, OCC avers that intervention should be granted inasmuch as it satisfies the criteria set forth in Section 4903.221, Revised Code, and Rules 4901-1-11(A) and (B), O.A.C. OCC’s motion to intervene is reasonable and should be granted.

IV.	COMMENT SUMMARIES

On June 25, 2012, the Commission Staff (Staff) filed its comments and recommendations. Also on June 25, 2012, OCC filed its comments relative to the application. On July 9, 2012, reply comments were submitted by both Applicants and OCC.

Staff reviewed Applicants’ securitization application and concurs that the financing terms and costs projected by the Applicants appear to be in conformance with general market conditions and are, therefore, reasonable. In particular, Staff states that it applied the following tests and reviews in order to verify whether the proposed securitization transaction satisfied certain conditions: (1) the total revenue test, (2) the present value test, (3) the proceeds test, (4) the debt retirement review, and (5) the bond structuring and pricing review (Staff Comments at 12).

Staff believes that the proposed securitization meets the total revenue test based on the conclusion that total revenue from the Phase-In-Recovery Charges will be less than the total revenue requirements under conventional utility financing methods in the expected case scenarios (Id. at 12,13). Specifically, Staff opines that in the expected case scenario, securitization will result in revenues of about $52 million less for CEI, $44 million less for

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Ohio Edison, and $8 million less for Toledo Edison than the revenues under the Commission’s previously-approved recovery methods/conventional financing methods (Id. at 12).

Using the present value test, Staff also concludes that, under the expected case scenario, the securitization will result in tangible and quantifiable benefits to consumers due to the fact that they will pay less than if the same balances were recovered through previously-approved recovery methods/conventional financing methods. In particular, Staff states that CEI retail consumers will pay $27 million less, Ohio Edison retail consumers will pay $17 million less, and Toledo Edison retail consumers will pay $2 million less on a present value basis. (Id. at 12,15.)

Staff believes that the proceeds test will be satisfied when Applicants primarily use the proceeds they receive from the issuance of PIR Bonds in exchange for the sale of the Phase-In-Recovery Property to retire their existing debt securities (Id. at 13, 15, 16). Staff notes that in the case of Toledo Edison, in addition to using a portion of the PIR Bonds proceeds for retiring certain debt securities, the company proposes to use $11 million for other corporate purposes (Id. at 13). In regard to this $11 million, Staff recommends that Toledo Edison consider investing this sum of money for other corporate purposes, including investment in the FirstEnergy Utility Money Pool on a short-term basis, or in other types of short-term investments comparable to the Money Pool, if the interest rates for such investment alternatives are greater than the interest rate that it would realize by investment in the Money Pool (Id. at 22).

Staff has verified the deferral balances as of May 2012, associated with Deferred Generation Costs, Deferred Fuel Costs, and Residential All Electric Credits (Id. at 23). Upon comparing the debt retirement costs as a percentage of the total debt retired by each company (debt retirement review), Staff opines that the debt retirement of CEI and Ohio Edison appears to be reasonable (Id. at 16). With respect to Toledo Edison, Staff notes that the company will be incurring debt retirement cost of about $8 million to retire about $25 million of its existing long-term debt. This equates to 33 percent of the debt proposed to be retired. Despite this high percentage, Staff concludes that, to the extent that Toledo Edison is part of a combined large issuance of the PIR Bonds, it will still be able to realize certain cost savings (Id. at 16, 17). In particular, Staff identifies that the estimated cost savings of the proposed securitization as a result of the reduction in carrying charges over the recovery period for the Phase-In Costs will be $52 million, $44 million, and $8 million for the customers of CEI, Ohio Edison, and Toledo Edison, respectively (Id. at 17).

Regarding the bond structuring and pricing review, Staff points out that this test is intended to ensure that the structuring and pricing of the PIR Bonds results in the lowest Phase-In-Recovery Charges consistent with market conditions and the terms of the Financing Order. Specific to the current application, Staff notes that Applicants have structured the proposed securitization financing to ensure that the PIR Bonds receive the highest bond rating reasonably possible and at the same time obtaining the lowest overall cost of financing through securitized PIR Bonds (Id. at 17, 18). According to Staff, the actual investor market-clearing interest rates for PIR Bonds will be determined through the marketing and price discovery process (Id. at 18).

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Based on the comparison set forth in the application of the effects of the proposed securitization relative to the existing rate-making mechanisms, Staff believes that customers will benefit due to an estimated nominal savings of $104 million in the aggregate (Id. at 25). Staff notes that the recovery period will not exceed the overall recovery period under the existing recovery methodologies approved by the Commission for such regulatory assets. Staff points out that the proposed securitization is expected to mitigate rate impacts to customers by flowing the cost savings through to customers annually in a manner that yields lower associated rates compared to the traditional cost recovery mechanisms previously approved by the Commission (Id.).

For the purpose of ensuring that the actual financing terms and costs incurred by the Applicants reflect the projected financing terms and costs, Staff recommends that the Commission condition its approval of the securitization financing costs of the PIR Bonds at an amount not to exceed 105 percent of the projections provided in the application (Id. at 18). To the extent that the upfront financing costs and/or the ongoing financing costs at the time of pricing the bonds exceed the estimated cost reflected in the application by 105 percent, Staff recommends that Applicants seek specific Commission approval (Id. at 26).

Additionally, Staff believes that fixed interest rates for PIR Bonds, rather than floating interest rates, are necessary in order to ensure that consumers benefit from the proposed securitization (Id. at 21). Further, while recognizing that Applicants require certain flexibility in establishing the terms and conditions for the PIR Bonds, Staff recommends that this flexibility exist only up until the time of issuance and not be available after bond issuance in order to guarantee cost savings to customers and the mitigation of rate impacts (Id. at 23).

Staff proposes that the Commission require Applicants to file an Issuance Advice Letter, including a certification from the individual affected Applicant for each series of PIR Bonds following the determination of the final terms of the bonds and prior to their issuance. Staff recommends that the Issuance Advice Letter be filed with the Commission no later than the end of the first business day after the pricing date for that series of PIR Bonds (Id. at 19).

Staff provided a draft of its proposed Issuance Advice Letter, which incorporates several supporting schedules. According to Staff, through an Issuance Advice Letter, each of the Applicants will provide a confirmation to the Commission that the PIR Bonds have been priced to be sold at the lowest market-clearing rates consistent with the market conditions on the day of pricing (Id. at 18). Staff recommends that the Issuance Advice Letter for each series of PIR Bonds should reflect the final structure of the PIR Bonds including the best estimate of the total ongoing financing costs and actual dollar amount of the initial Phase-In-Recovery Charges and other information specific to the PIR Bonds to be issued (Id. at 19). Staff opines that the initial Phase-In-Recovery Charges and the final

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terms of the PIR Bonds set forth in the Issuance Advice Letters should become effective on the date of the issuance of the PIR Bonds unless prior to noon on the fourth business day after pricing, the Commission issues a Supplemental Financing Order finding that the proposed issuance does not comply with the requirements of the Financing Order (Id. at 20).

Staff agrees with the Applicants’ proposal that each Applicant be authorized to recover its average long-term debt rate, without reduction for accumulated deferred income taxes on its respective SPE’s capitalization amount, as an ongoing financing cost (Id. at 24). Staff also agrees with the proposed Phase-In-Recovery Charges adjustment mechanism process (Id. at 26).

Staff responds to Applicants’ request for the Commission to consider allowing third parties to bill and/or collect any Phase-In-Recovery Charges. In particular, Staff submits that under the current law, Phase-In-Recovery Charges can only be collected by EDUs. Therefore, Staff believes that Applicants’ request is premature and unnecessary at this time inasmuch as third party billing/collection is not permitted under the existing statutes (Id. at 30).

Applicants respond to Staff’s recommendation that the Applicants seek Commission approval if, after the pricing of the PIR Bonds, the upfront financing costs and/or the ongoing financing costs are in excess of 105 percent of the estimated costs. Specifically, Applicants reject Staff’s supposition that relative to the debt retirement portion of the financing costs, an increase in financing costs means that customer savings will be impacted (Applicants’ Reply Comments at 3.) Rather, Applicants submit that an increase in debt retirement costs may be offset by lower interest rates on the PIR Bonds. Under this scenario, Applicants state that debt retirement costs should not adversely impact customer savings in any meaningful way (Id. at 4). Therefore, to the extent that the Commission believes that some form of a cap for debt retirement is necessary, Applicants propose a formula that attempts to tie the actual debt retirement costs and interest rates to the estimated debt retirement costs and interest rates set forth in the application and then provides for a 15-percent adjustment range. Under the Applicants’ proposal, if the customer savings are impacted by more than 15 percent, the Applicants would be obligated to provide Staff with revised exhibits explaining the difference (Id. at 5, 6.)

Regarding Staff’s concerns related to third-party billing agent parameters, Applicants believe that it is important that minimum standards be specified in the Financing Order simply because third-party billing and/or collection could potentially be authorized in the future during the life of the PIR Bonds. As a result of this potentiality, Applicants believe that third-party billing must be addressed in order for the bonds to be considered the highest credit quality instrument and correspondingly bear a low rate of interest and deliver the expected savings.

In support of their position, Applicants note that the PIR Bonds may have an expected maturity in excess of 20 years and that there is no guarantee that third-party

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billing and/or collection will not be implemented during this time frame. While the Commission may take necessary steps to address third-party billing and/or collection in the future, Applicants do not believe that such an approach will be sufficient for the purposes of the bonds that are the subject of this proceeding. Additionally, Applicants posit that the proposed minimum standards are similar to those typically found in financing orders issued in jurisdictions where third-party billing and/or collection have been permitted. To the extent that the State of Ohio or the Commission ultimately permits third-party billing and/or collection in the future, Applicants opine that standards similar to that proposed would be incorporated (Id. at 6-9.)

Applicants also respond to Staff’s proposed requirement that the Issuance Advice Letter include a certification to be made by the Applicants that the structuring and pricing of the PIR Bonds will result in the lowest PIR Bond charges consistent with market conditions and the terms of the Financing Order. In particular, Applicants believe that the imposition of such a standard is not required by the Act and is beyond the scope of the Commission’s designated authority and may serve to undermine the viability of securitization (Id. at 10).

Applicants have provided revisions to the Issuance Advice Letter drafted by Staff in order to resolve any discrepancies between such letter and either the requirements of the Act or the Applicants’ modeling. Applicants assert that the submission of any Issuance Advice Letter to the Commission subsequent to pricing should only be used to confirm consistency with the form of the Issuance Advice Letter approved in the Final Financing Order and to confirm the arithmetical accuracy of the information included therein (Id. at 13,14.)

Applicants request that Staff’s proposed time frame for review of the Issuance Advice Letter be shortened from four days to the next business day after submission (Id. at 14). Applicants request that the Financing Order state that if the Commission does not act within the prescribed time frame, the Issuance Advice Letter will be deemed accepted (Id.). Finally, Applicants concur with Staff’s recommendation that the PIR Bonds be issued with fixed rates and not rely upon floating rates (Id. at 15).

OCC submits that pursuant to Section 4928.232(D)(1), Revised Code, the Commission must find that the issuance of a Financing Order is consistent with the State of Ohio’s electric services policies as set forth in Section 4928.02, Revised Code. Specifically, OCC advocates that when considering the issue of consistency with the State’s policies, the following factors should be liberally applied when reviewing and approving the terms and conditions of the Financing Order in this proceeding:

(1)	The availability of adequate, reliable, safe, efficient, nondiscriminatory, and reasonably priced electric service;

(2)	The protection of at-risk populations; and

(3)	The facilitation of the State’s effectiveness in the global economy.

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(OCC Initial Comments at 10).

To the extent that a Financing Order is consistent with the State of Ohio’s electric services policies, OCC asserts that, in accordance with Section 4928.232(D)(2), Revised Code, the Commission must next determine whether the issuance of the PIR Bonds and the authorization of the Phase-In-Recovery Charges are consistent with market conditions, and will result in both measurably enhancing cost savings to customers and mitigate customer rate impacts as compared with traditional financing mechanisms or traditional cost-recovery methods available to the EDU. (Id. at 9-11.)

As part of the Commission’s review process, OCC notes that, currently, there are no guidelines in place regarding the upfront and ongoing financing costs, the hiring and use of an investment banking firm, and the marketing and pricing of PIR Bonds. In regard to this concern, OCC recommends that the Commission establish certain guidelines and/or benchmarks, such as the hiring of an independent financial advisor, in order to ensure that the securitization measurably enhances savings for customers. (Id. at 11.)

With respect to the issue of the selection of an investment banking firm to provide advice and service regarding the issuance of the PIR Bonds, OCC considers this selection to be a key component of the securitization process since the banking firm will be the primary financial advisor to the Applicants throughout the securitization process. Despite this important function, OCC submits that the application provides no information regarding the identity and expertise of the selected firm, the process used in the selection process, the tasks to be performed, or the compensation structure for the services provided. (Id. at 20.) Additionally, OCC seeks information in order to determine if the fees to be charged by the selected firm and the other upfront financing costs are reasonable and comparable to the industry norm (Id.). OCC believes that such information is necessary in order to determine if the application meets the statutory requirements of advancing state electric policies and whether the proposed securitization will measurably enhance cost savings to customers and mitigate customer rate impact (Id.).

OCC also asserts that the Commission should retain its own independent financial advisor in order to review the reasonableness of the Applicants’ proposal, including the financing costs that customers will be asked to pay. OCC also believes that the Commission should hire and independent financial advisor in order to review whether the estimated debt retirement costs are reasonable and if the costs conform to terms and conditions of debt securities commonly accepted in the financial industry (OCC Initial Comments at 24.)

OCC expresses concern regarding the proposed use of a privately negotiated sale of the PIR Bonds rather than via an open auction or other type of competitive bid process (Id.). OCC believes that the use of a competitive process to price and sell PIR Bonds may be desirable for the purpose of attracting more buyers and a lower interest rate. (Id. at 21, 22.)

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OCC questions the proposed transaction structure for the PIR Bonds. Citing to the application, OCC notes that in order to reduce the average interest cost, the PIR Bonds will likely be issued in the following three classes (tranches):

(1)	$122,000,000 initial principal amount with a three-year maturity and projected interest rate of 0.62 percent.

(2)	$92,400,000 initial principal amount with a seven-year maturity and projected interest rate of 1.4 percent.

(3)	$270,397,439 initial principal amount with a 20.5-year maturity and projected interest rate of 3.22 percent.

Specifically, OCC raises concern regarding the third proposed issuance, which constitutes 55.78 percent of the total bonds to be issued. OCC asserts that Applicants have not provided a rationale for this particular transaction structure. OCC believes that Applicants should be required to present alternative transaction structures for review and comparison of the projected impacts on customers. In particular, OCC recommends that Applicants consider relying less on PIR Bonds with long expected maturity and, instead, focus on PIR Bonds with a shorter maturity in order to reduce the interest costs for customers. (Id. at 22, 23.)

OCC expresses concern regarding the upfront financing costs related to the application. Specifically, OCC notes that the upfront financing costs of approximately $48.5 million are even more than the estimated net present value of total savings in the amount of $46.9 million. In its opinion, OCC believes that, while providing little detailed supporting information, Applicants are requesting customers to pay a very substantial prepayment penalty to retire existing debt securities that were used to finance the deferred costs. OCC notes that, since this is the first securitization case to come before the Commission, there is little benchmark information for the Commission to rely upon other than the information included in the application. (Id. at 23.)

Regarding debt retirement expenses, OCC recommends that the Commission order the submission of additional information in support of the estimated costs (OCC Initial Comments at 24). Specifically, OCC disagrees with Staff’s determination that the debt retirement costs are reasonable for Ohio Edison and Toledo Edison. To illustrate its concern, OCC highlights the fact that there are significant variations in the percentage of debt retirement costs as a percentage of debt retired (i.e., 5 percent for CEI, 12 percent for Ohio Edison, and 33 percent for Toledo Edison) and that Applicants have failed to provide a valid explanation for the differences (Id. at 8, 9).

OCC opines that the same percentage should be utilized as the applicable cap since the debt retirement of the three EDUs will taking place during the same time period and the debt securities should have similar conditions related to debt retirement since they were all issued by the three EDUs with similar financial ratings and controlled by the same parent (OCC Reply Comments at 8, 9). In particular, OCC believes that a cap of 8 percent should

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be utilized for the purpose of this proceeding due to the fact that it represents a 60 percent additional allowance on the baseline number of 5 percent (Id. at 9). Based on this percentage, OCC proposes that the debt retirement costs for Ohio Edison should be capped at $13,221,169, instead of the estimated $19,910,070 in the application. Additionally, OCC recommends that the debt retirement costs for Toledo Edison should be capped at $2,038,9971 instead of the $8,410,757 estimated in the application (Id.).

While OCC agrees with Staff that the Applicants should seek Commission approval of the securitization structure if the upfront and ongoing financing costs exceed a threshold of the estimated costs by 105 percent, it does not agree that the amount of the estimated financing costs provided in Exhibit C to the application should be used as the baseline since Applicants failed to provide supporting documents, reports, or studies to validate these estimated costs (OCC Reply Comments at 7). Additionally, OCC questions whether Staff is proposing a threshold of 105 percent or a threshold of 205 percent which is based on the 100 percent of the baseline plus an allowed variance of 105 percent. In support of its position, OCC notes that 205 percent of the estimated financing cost of $48,465,099 is $99,5353,453, which would potentially diminish the net savings of $46.9 million resulting from the proposed securitization (Id. at 6, 7).

OCC recommends that the Commission establish caps on certain upfront expense items (i.e., Accountant’s/Auditor Fees, Fee for Applicants’ Structure Advisor, Legal Fees and Expenses for Applicants’/Issuer’s Counsel, Legal Fees and Expenses for Trustee’s Counsel, Legal Fees and Expenses for Underwriter’s Counsel, Service Set-up Costs, and Miscellaneous Costs) based on the typical or average expenses incurred by Applicants for debt securities over the past five to ten years. OCC suggests that the Commission also take into consideration caps established in similar securitization transactions in other states. (Id. at 24.) To the extent that expenses exceed the established caps, OCC recommends that Applicants be responsible for the additional amounts due to the fact that they receive many benefits from the securitization of the regulatory assets (Id.).

OCC does not object to Toledo Edison’s decision to issue PIR Bonds in an amount greater than sum of the amount retired, debt retirement costs and insurance expense and using the funds for general corporate purposes. However, OCC does object to Staff’s proposal that Toledo Edison consider investing the estimated $11 million in “extra proceeds” from the PIR Bonds into other types of short-term investments comparable to First Energy Money Pool if the interest rates for such investment alternatives are greater than the interest that would be realized by investment in the Money Pool (Id. at 10).

Additionally, OCC asserts that since only part of the funds obtained through the securitization is for refinancing of deferred costs and the remainder are “extra proceeds,” it is only reasonable that just a portion of the issuance expense and debt retirement costs associated with the securitization be recovered through a Phase-In-Recovery Charge to Toledo Edison’s customers (Id. at 10). Based on its contention that that Toledo Edison will be utilizing 70 percent of the bond proceeds for debt retirement purposes and 30 percent for other corporate purposes, OCC believes that an issuance expense of $941,755 and a

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debt retirement cost of $8,410,757 should be allocated to Toledo Edison. Notwithstanding these determinations, OCC then recommends that Toledo Edison’s debt retirement cost be capped at $2,038,971, as discussed supra. (Id. at 10, 11.)

OCC supports Staff’s recommendation that the PIR Bonds should only be issued with fixed interest rates. In support of its position, OCC notes that “the purposes of PIR Bonds are to ensure that customers achieve a guaranteed level of savings in financing costs, to permit EDUs to collect the deferred costs immediately, and to assure that bond investors are not exposed to any risks greater than those associated with the highest-rated bonds” (OCC Reply Comments at 5). Since there is no guarantee that Applicants will save interest costs by issuing bonds with floating interest rates, OCC believes that PIR Bonds should only be issued with fixed interest rates (Id.). Similarly, OCC concurs with Staff’s recommendation that flexibility in establishing the terms and conditions for the PIR Bonds to accommodate changes in market conditions should only be permitted prior to the issuance of the bonds. According to OCC, such a condition will help ensure a guarantee of measurably enhanced savings to customers (Id. at 6).

Applicants note that, despite filing comments in opposition to the request in this case, OCC never asserts that customers will not realize measurably enhanced cost savings under the proposed securitization or that the statutory standards have not been met. In response to OCC’s concerns regarding upfront financing costs, Applicants represent that the estimated fees included in the application are reasonable estimated levels for the proposed securitization transactions and that the fees to be actually included in the Rider PIR will reflect the actual financing costs incurred by the Applicants for services needed to accomplish the issuance and administration of the PIR Bonds (Applicants’ Reply Comments at 16).

Applicants explain that the calculation of debt retirement costs will be based on: (1) the current interest rates on U.S. Treasury securities with a similar remaining maturity as the debt to be redeemed, (2) interest rates on existing debt to be redeemed, and (3) the maturity period remaining on the existing debt to be redeemed. They may also seek to utilize a public tender offer for the purposes of retiring existing debt (Id. at 17). While OCC believes that the Applicants should absorb part of the costs incurred to undertake the securitization transaction, Applicants contend that such an approach is not consistent with the Act. Therefore, Applicants assert that they should not be forced to absorb any the financing costs, especially in light of the fact that the proposed transaction is projected to save customers in excess of $100 million in the aggregate (Id. at 18). Applicants note that by retiring existing debt, both the Applicants and their customers benefit due the reduction in borrowing costs (Id. at 18).

Applicant’s reject OCC’s proposal that the Commission consider the use of a competitive bid process to market and price PIR Bonds rather than relying on negotiated sales to investors, coordinated through underwriters, initial purchasers or placement agents. In particular, Applicants contend that negotiated sales are preferred and the most frequent due to the very fact that it involves issuers and underwriters, and investors in order to price

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the transaction at a level where there is expected to be adequate demand for the bonds to be fully distributed to investors. (Id. at 19.) In support of its position, Applicants represent that the selected structuring advisor in connection with this securitization transaction has represented that “obtaining the lowest interest rate is more likely to be obtained through a broad, transparent marketing process to a broad range of institutional investors, with the full cooperation and support of the Applicants in explaining the securities, rather than a competitive bid process where bids will be based upon underwriters’ subjective judgments on market clearing price” (Id. at 20).

Applicants note that the underwriters, initial purchasers or placement agents have not yet been selected with respect to this securitization transaction (Id.). Regarding OCC’s concerns regarding the identity of the structuring advisor selected for this securitization transaction, Applicants state that Goldman Sachs, a recognized leader in the field of securitization transactions, has been selected (Id. at 21). Applicants represent that Goldman Sachs has served as an underwriter on over $24 billion worth of electric utility securitizations and advised on the structuring of several such transactions, including two completed by a utility company affiliated with the Applicants (Id. at 21).

V.	DISCUSSION AND CONCLUSIONS

This case represents the first time that the Commission is considering an application filed by an EDU pursuant to the Act, seeking a financing order for the issuance of PIR Bonds and to recover uncollected Phase-In Costs. Applicants are EDUs pursuant to Section 4928.01(A)(6), Revised Code, and, therefore, have the proper standing to have their application in this proceeding considered by the Commission. Prior to setting forth the actual statutorily required provisions of the Financing Order pursuant to Section 4928.232, Revised Code, the Commission will first resolve the disputed issues as raised in the context of the parties’ comments in this case.

Based on the comment summaries supra, the first issue in dispute between the parties relates to the Staff’s recommendation that the Commission condition its approval of the Applicants’ securitization financing costs of the PIR Bonds at an amount not to exceed 105 percent of the projections provided in the application (Staff Comments at 18).

As noted above, Applicants focus on the issue of debt retirement costs and assert that while an increase in debt retirement costs may occur, it will be offset by the lower interest rates on the PIR Bonds. Applicants then propose a formula that attempts to tie the actual debt retirement costs and interest rates to the estimated debt retirement costs and interest rates set forth in the application. Under the Applicants’ proposal, if the customer savings are impacted by more than 15 percent, Applicants would be obligated to provide Staff with revised exhibits (Applicants’ Reply Comments at 3-6).

OCC is unclear as to the actual threshold being proposed by Staff. Additionally, regardless of the threshold to be utilized, OCC does not believe that the estimated financing costs provided in Exhibit C of the application should be relied upon as the applicable baseline (OCC Reply Comments at 6, 7).

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While the Commission agrees with the conceptual framework proposed by Staff, we recognize the confusion identified by OCC regarding the intended manner by which the threshold is to be implemented. Therefore, the Commission clarifies that the actual financing costs (both up front and ongoing) of the PIR Bonds, excluding debt retirement costs, cannot exceed the estimated financing costs identified in the application by more than 5 percent. With respect to the issue of debt retirement costs, the Commission agrees with Applicants that these costs should be afforded more flexibility. Therefore, the actual costs related to debt retirement cannot exceed the estimated retirement costs identified in the application by more than 15 percent. While OCC questions the reasonableness of the estimated financing costs identified on Exhibit C to the application, the Commission agrees with the Staff’s determination that the financing costs projected by the Applicants appear to be in conformance with general market conditions and, therefore, are reasonable.

The next dispute between the parties relates to the Applicants’ request that the Commission consider allowing third parties to bill and/or collect any Phase-In-Recovery Charges. As discussed supra, Applicants believe that it is important that minimum standards be specified in the Financing Order due to the fact that third-party billing and/or collection could be potentially authorized in the future during the life of the PIR Bonds. Based on this potentiality, Applicants assert that third-party billing must be addressed in order for the bonds to be considered the highest credit quality instrument and correspondingly bear a low rate of interest and deliver the expected savings (Applicants’ Comments at 6-9).

Applicants also explain that the establishment of minimum standards is important in order to minimize the potential risk to customers of any defaults by third parties that may in the future bill and collect the Phase-In-Recovery Charges. Specifically, Applicants opine that, in the absence of minimum standards, if a third party failed to properly remit collected charges due to a bankruptcy, the bondholders could suffer a shortfall and the shortfall would be recovered from all customers through an adjustment to future Phase-In-Recovery Charges in the true-up mechanism. (Id. at 8.)

In response to Applicants’ desire for the inclusion of language pertaining to the billing and/or collecting of Phase-In-Recovery Charges by third parties, Staff points out that currently Phase-In-Recovery Charges can only be collected by EDUs. Therefore, Staff believes that Applicants’ request is premature and unnecessary (Staff Comments at 30).

The Commission notes that there is no dispute that competitive third-party billing/collection is not currently permitted by the Commission’s rules. However, if the Commission, in the future, establishes rules relating to competitive third-party billing/collection, the Commission will take the necessary steps to ensure nonbypassability, both to preserve the high credit quality of the PIR Bonds and to minimize the likelihood that any defaults by any such third party result in an increase in

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charges thereafter billed to all customers. Further, any such third-party billing/collection costs shall be included as part of the recoverable, ongoing costs as contemplated by the application and the Act, or as part of any other rates and charges, as appropriate.

The next issue in dispute concerns Staff’s proposed requirement that the Issuance Advice Letter include a certification by the Applicants that the structuring and pricing of the PIR Bonds will result in the lowest Phase-In-Recovery Charges consistent with market conditions and the terms of the Financing Order. In particular, Applicants believe that the imposition of such a standard is not required by the applicable statute and is beyond the scope of the Commission’s designated authority and may serve to undermine the viability of securitization (Id. at 10).

Based on their reading of Section 4928.232(D)(2), Revised Code, Applicants assert that the relevant statutory standard does not focus on whether the Phase-In-Recovery Charges are the lowest possible but, rather, relates to whether cost savings are measurably enhanced as compared to existing recovery methods. (Id. at 10, 11.) Applicants submit that the “lowest cost” standard advocated by Staff is an impossible standard to satisfy inasmuch as there may always be something else out there that theoretically could have been less expensive (Id. at 12).

The Commission agrees with Applicants that, consistent with the criteria forth in Section 4928.32(D)(2), Revised Code, the Commission must determine whether the issuance of the phase-in-recovery bonds and the phase-in-recovery charges authorized by the order results in, consistent with market conditions, both measurably enhancing cost savings to customers and mitigating rate impacts to customers as compared with traditional financing mechanisms or traditional cost-recovery methods available to the electric distribution utility or, if the Commission previously approved a recovery method, as compared with that recovery method.

[Section 4928.32(D)(2), Revised Code]

A review of this statutory language reflects the absence of a specific required demonstration that Applicants certify that they have obtained the lowest Phase-In-Recovery Charges. Rather, the focus is on whether the issuance of the PIR Bonds will result in both measurably enhancing cost savings to customers and mitigating rate impacts to customers as compared with traditional financing mechanisms or traditional cost-recovery methods available to the EDU. Specifically, as part of this showing, the Commission expects that the EDU establish that the PIR Bonds reflect a market price of most recently issued comparable securities that demonstrates both measurably enhancing cost savings and mitigating rate impacts to customers as compared with traditional financing mechanisms or traditional cost-recovery methods available to the EDU. Therefore, the requisite terms of the certification (the Certification) shall be amended consistent with this determination.

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Another disputed issue related to the filing of the Issuance Advice Letter concerns the effective date of the initial Phase-In-Recovery Charges and the final terms of the PIR Bonds as set forth in the Issuance Advice Letter. Staff proposes that the terms and charges in the Issuance Advice Letter will become effective on the date of issuance of the PIR Bonds unless prior to noon on the fourth business day after pricing, the Commission issues a Supplemental Financing Order finding that the proposed issuance does not comply with the requirements of the Financing Order. (Staff Comments at 19, 20.)

Applicants request that the Staff’s proposed time frame for review of the Issuance Advice Letter be shortened from four days to the next business day. Applicants contend that the shortened time frame substantially reduces the risk of an unexpected obstacle in the closing process and allows the parties to focus on getting the transaction consummated. (Applicants’ Reply Comments at 14.) Further, Applicants assert that the submission of an Issuance Advice Letter to the Commission subsequent to pricing should only be used to confirm consistency with the form of the Issuance Advice Letter approved in the final Financing Order and to confirm the arithmetical accuracy of the information included therein. Applicants highlight that the Commission’s review of the Issuance Advice Letter should not extend beyond these parameters in order avoid introducing a level of risk and uncertainty to the bond pricing process that would be difficult for the Applicants, the underwriters and prospective investors to manage. (Id. at 13, 14.)

The Commission determines that for each series of PIR Bonds, each Applicant shall file a completed Issuance Advice Letter in the form attached hereto no later than the first business day following the pricing date for that series of PIR Bonds. The Commission will be provided four complete business days following the filing of the Issuance Advice Letter to review the Issuance Advice Letter. The Commission may stop the issuance of the PIR Bonds through the issuance of an order if the Applicants fail to make the requisite demonstration pursuant Section 4928.235(C)(2), Revised Code. If the Commission does not act within this specified time frame, the terms and charges will become effective at the end of the fourth business day following the filing of the Issuance Advice Letter. This time frame will provide an adequate amount of time for the Commission to complete its review of the Issuance Advice Letter for both form and substance and take the appropriate action if necessary consistent with the Act. This determination is reasonable especially in light of the irrevocability of the Financing Order once it becomes final in accordance with Section 4928.235(B), Revised Code.

Regarding OCC’s concerns regarding the lack of information related to the identity and the expertise of investment banking firm selected by Applicants to provide advice and service regarding the issuance of the PIR Bonds, the Commission notes that Applicants have now identified Goldman Sachs as the selected structuring advisor. The Commission finds that this selection is reasonable based on Goldman Sachs’ experience in the field of securitization as described in the application. With respect to OCC’s request that the Commission hire an independent financial advisor to assist in the review of the reasonableness of the Applicants’ proposal, including a determination of whether the estimated debt retirement costs are reasonable and if the costs conform to terms and conditions of debt securities commonly accepted in the financial industry, the Commission finds that such upfront action is not appropriate at this time.

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The Commission next considers OCC’s stated concern that over 55 percent of the total amount of the proposed bonds to be issued are included in one of the three tranches and that no alternative bond issuance scenario has been offered for the Commission’s consideration. The Commission highlights that all of the transactions contemplated by the Act are to be market driven. Applicants have set forth an actual proposal containing terms which they believe the market will currently bear. The Commission has analyzed the application to ensure that, based on the underlying terms and provisions, it satisfies the Act.

Regarding OCC’s concerns the proposed upfront financing costs of $48.5 million, the Commission first notes that this amount simply represents the estimated upfront financing costs. The actual dollar amount may actually be less than the estimated level. The Commission also points out that the estimated financing costs include approximately $40 million in debt retirement costs. Although, on their face, these are significant dollar amounts, the Commission’s primary focus is on the ultimate net savings that will be experienced as a result of the proposed securitization and on determining whether this savings constitutes measurably enhancing cost savings to customers and mitigating rate impacts to customers as compared with traditional financing mechanisms or traditional cost-recovery methods available to the EDU or, if the Commission previously approved a recovery method, as compared with that recovery method.

In order to provide measurably enhanced savings, Applicants will undertake the retirement of a portion of their existing long-term obligations. By the very terms of these existing financial instruments, early retirement costs must be incurred. Based on a review of the upfront financing costs set forth in the application, the Commission finds that these costs are reasonable and allow for measurably enhancing cost savings to customers and mitigating rate impacts to customers.

As discussed supra, OCC’s requests either the establishment of benchmarks and/or guidelines relative to the expenses and fees associated with the securitization process or in the absence of such reference points, the establishment of caps on certain expenses. In regard to this request, the Commission finds that the review of each securitization application requires its own independent analysis based on the existing market conditions and costs at a specific point and time. Therefore, the use of established benchmarks/guidelines and caps as proposed by OCC does not appear to be very conducive to the requisite review needed to be performed by the Commission. Additionally, in lieu of the caps proposed by OCC, the Commission, as noted supra, has adopted a five-percent adjustment factor to serve as the cap on the approved costs.

As noted supra, OCC believes that a cap of 8 percent should be used as the percentage of debt retirement costs to the amount of debt retired for this proceeding for all three Applicants (OCC Reply Comments at 9). OCC believes that this amount is

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appropriate since it reflects a 60 percent additional allowance on the lowest percentage of the three Applicants (i.e., CEI’s 5 percent compared with Ohio Edison’s 12 percent and Toledo Edison’s 33 percent). In support of its position, OCC focuses on the fact that the debt securities for the three Applicants are expected to be retired at the same time and should have similar terms and conditions regarding debt retirement because they are issued with similar financial ratings and are controlled by the same parent company.

Upon a review of OCC’s arguments, the Commission finds that OCC’s request to establish a cap of 8 percent for each of the Applicants should be denied. As discussed supra, regarding the issue of establishing benchmarks and caps, the Commission will review each request on a company-specific basis and will not establish generic levels to be applied across the three Applicants in this case. Additionally, while OCC opines that the debt securities should have similar terms and conditions; this is simply a general hypothesis with no company-specific analysis provided. Rather, based on the company-specific information provided in the application and considering the benefits of the application in its entirety, the Commission finds the indicated retirement costs for each Applicant to be reasonable.

As discussed supra, while OCC does not object to Toledo Edison’s request to issue PIR Bonds in an amount greater than the sum of the amounts of debt retired, debt retirement and issuance expense, it does not support Staff’s recommendation that Applicants be permitted to invest the additional $11 million in other types of short-term investments comparable to the FirstEnergy Money Pool. Additionally, OCC submits that since only a portion of the funds obtained through the proposed securitization is for the refinancing of Toledo Edison’s deferred costs, only a portion of the issuance expense and debt retirement costs associated with the securitization should be recovered through the Phase-In-Recovery Charges to customers. (OCC Reply Comments at 10.)

The Commission determines that OCC’s objections regarding this issue should be denied. First, the Commission notes that OCC has failed to provide any rationale regarding its objection to the Applicant investment of the additional $11 million. Additionally, while OCC is correct that only a portion of the funds obtained through the proposed securitization is for the refinancing of Toledo Edison’s deferred costs, this fact does not preclude the Applicant’s ability to fully recover for the related issuance and debt retirement expenses. In support of this conclusion, the Commission notes that the company would be entitled to the recovery of the $11 million in deferred assets regardless of whether the PIR Bonds are issued or not. Based on the record, the required recovery amount will be reduced through the securitization even when taking into account the issuance and debt retirement expense for the $11 million (See Application, Exhibit C). Consistent with market conditions, this reduction results in both measurably enhancing cost savings to customers and mitigating rate impacts to customers as compared with traditional recovery methods. Finally, the Commission notes that the inclusion of the $11 million as part of the securitization will provide volumetric benefit for the purpose of bringing the proposed offering to market.

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Finally, the Commission addresses OCC’s request that the Commission consider the use of an open and competitive process for the sale of the PIR Bonds rather than through a negotiated sale to investors. As discussed supra, according to Applicants, the selected structuring advisor (Goldman Sachs) in connection with this securitization transaction has represented that “obtaining the lowest interest rate is more likely to be obtained through a broad, transparent marketing process to a broad range of institutional investors, with the full cooperation and support of the Applicants in explaining the securities, rather than a competitive bid process where bids will be based upon underwriters’ subjective judgments on market clearing price.” (Id. at 20.)

In regard to this issue, the Commission notes that it expects Applicants to rely on Goldman Sachs, as the structuring advisor, to structure the PIR Bond offering in such a manner in order to obtain the most optimal rates, terms and conditions for the purpose of satisfying the requisite conditions set forth in the Act. Additionally, the Commission notes that upon the filing of the Issuance Advice Letter, including the Certification, and consistent with the Financing Order, it will ultimately have the ability to review the reasonableness of the results from this approach.

VI.	TERMS AND CONDITIONS

Pursuant to Section 4928.232(E)(1)-(7), Revised Code, the Commission must include the following components in a Financing Order:

(1)	A determination of the maximum amount and a description of the Phase-In Costs that may be recovered through PIR Bonds issued under the Financing Order;

(2)	A description of Phase-In-Recovery Property, the creation of which is authorized by the Financing Order;

(3)	A description of the financing costs that may be recovered through Phase-In-Recovery Charges and the period over which those costs may be recovered;

(4)	For Phase-In-Recovery Charges not subject to allocation according to an existing order, a description of the methodology and calculation for allocating Phase-In-Recovery Charges among customer classes, including the allocation of such charges, if any, to governmental aggregation customers based upon the proportionate benefit determination made under division (I) of Section 4928.20, Revised Code;

(5)	A description of the adjustment mechanism for use in the imposition, charging, and collection of the Phase-In-Recovery Charges;

(6)	The maximum term of the PIR Bonds; and

(7)	Any other provisions the Commission considers appropriate to ensure the full and timely imposition, charging, collection, and adjustment, pursuant to an approved adjustment mechanism, of the Phase-In-Recovery Charges described in divisions (E)(3) to (5) of this section.

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Additionally, the Commission recognizes that in order for investors to be willing to accept a relatively lower interest rate for the PIR Bonds, the bonds must have relatively low associated credit risk. In order to accomplish this objective and satisfy specific statutory requirements, there are a number of expressed regulatory authorizations that are incorporated in the Financing Order, including those related to (a) Irrevocability; (b) State pledge; (c) True sale; (d) Successor utility; (e) Security interest; (f) Bankruptcy of the electric distribution utility; (g) Non-bypassability; and (i) Validity of the Financing Order; and (j) Treatment of Phase-In-Recovery Charges.

Subject to the determinations set forth above, the Commission finds that the proposed securitization transactions are consistent with Section 4928.02, Revised Code, and result in, consistent with market conditions, both measurably enhancing cost savings to customers and mitigating rate impacts to customers as compared with traditional financing mechanisms or traditional cost-recovery methods available to EDUs or compared with previously approved recovery methods. In support of these determinations, the Commission finds that a review of Exhibits A, B, and E to the application reflects that the proposed securitization will result in a reduction in the reimbursement period for the deferred expenses and at the same time reduce the applicable interest rate; eventually netting a cost savings of approximately $104,000,000. Additionally, the Commission relies upon the Applicants’ representation that pursuant to the proposed securitization, it is expected that the following should occur:

(1)	CEI customers will have an estimated Phase-In-Recovery Charge of 0.3851 cents/kWh resulting in a monthly cost of $3.85 for the typical residential bill compared a monthly cost of $4.30 under the existing riders.

(2)	Ohio Edison customers will have an estimated Phase-In-Recovery Charge of .3198 cents/kWh resulting in a monthly cost of $3.20 for the typical residential bill compared to a monthly cost of $3.48 under the existing riders.

(3)	Toledo Edison customers will have an estimated Phase-In-Recovery Charge of .0250 cents/kWh resulting in a monthly cost of $.25 for the typical residential bill compared to the monthly cost of $.26 under the existing riders.

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(Application at 11.)

Specifically, in accordance with the application, and together with the determinations set forth in this Financing Order, the Commission authorizes the following:

A.	Formation of SPEs and Creation and Transfer of Phase-In-Recovery Property.

(1)	Each Applicant is authorized to form a separate, wholly-owned limited liability company as a SPE for the purposes of effectuating the respective securitization transactions described in the application. Each SPE is expected to be organized in Delaware. Upon formation of its respective SPE, each Applicant is then authorized to then transfer, sell, or assign its Phase-In-Recovery Property to such entity. Each SPE will be an “Assignee” of Phase-In-Recovery Property as defined in Section 4928.23(B), Revised Code, and as provided for in Section 4928.234(A), Revised Code.

(2)	Consistent with the representations set forth in the application, each SPE will be a bankruptcy remote, special purpose limited liability company, in that its activities generally will be limited to (i) purchasing, owning, administering and servicing the Phase-In-Recovery Property transferred, sold or assigned to it, (ii) issuing and, if applicable, registering the PIR Bonds, (iii) making payments on the PIR Bonds, (iv) managing, selling, assigning, pledging, collecting amounts due on, and otherwise dealing with the Phase-In-Recovery Property and (v) granting a statutory first priority security interest in the Phase-In-Recovery Property to secure such PIR Bonds.

(3)	The LLC Agreement for each SPE should reflect that each SPE is not permitted to engage in any activity not related to its restricted purposes and should contain provisions regarding separateness, independent mangers and restrictions on commencing bankruptcy and insolvency proceedings.

(4)	Each Applicant will capitalize its respective SPE in an amount of not less than 0.50 percent of its initial principal balance of the PIR Bonds, as may be adjusted upward at the time of issuance based on rating agency requirements and the return of and on such capitalization shall be maintained as an ongoing financing cost. Each Applicant will be authorized to receive a return on its respective SPE’s capitalization amount as an ongoing financing cost based on its average long-term debt rate without reduction for accumulated deferred income taxes. Upon the full repayment of the PIR Bonds, the capitalization amount will be returned to each Applicant to the extent of the available funds.

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(5)	Each SPE will have no employees and will engage with other parties to undertake the activities necessary to issue the PIR Bonds and perform other functions in connection with each issuance.

(6)	Upon the sale of the Phase-In-Recovery Property by each Applicant to its SPE subsidiary, there will arise and constitute an existing present property right and interest in such Phase-In-Recovery Property, which shall continue to exist until the PIR Bonds and all financing costs are paid in full. Consistent with Section 4928.232(G), Revised Code, the creation of each Applicant’s Phase-In-Recovery Property is confirmed and shall be simultaneous with the sale of that property to its respective SPE and the grant of a security interest therein, among other assets and property of such SPE to secure the payment of such SPE’s PIR Bonds and other obligations referenced in (7) below.

(7)	Consistent with Section 4928.2312, Revised Code, a valid and binding security interest in the Phase-In-Recovery Property, among other SPE assets and property, will be created, perfected and enforced to secure the repayment of the principal of and interest on the PIR Bonds, amounts payable under any ancillary agreement, and other financing costs. Such security interest is to be a continuously perfected security interest of the bondholder with priority over any other lien that may subsequently attach to the Phase-In-Recovery Property unless the holder of such lien otherwise agrees in writing.

(8)	All Phase-In-Recovery Property shall continue to exist regardless of whether the Phase-In-Recovery Charges have been billed, have accrued, or have been collected, and notwithstanding any requirement that the value or amount of the property is dependent on the future provision of service to customers by the EDU. Further, all such Phase-In-Recovery Property shall continue to exist until the PIR Bonds are paid in full and all financing costs have been paid in full.

(9)	Each SPE will acquire the Phase-In-Recovery Property from the applicable Applicant with the proceeds from the PIR Bonds, the repayment of which will be secured by a first priority pledge and security interest in all right, title, and interest of the SPE in (i) the Phase-In-Recovery Property, (ii) the transaction documents, (iii) the collection account and all subaccounts established in the bond indentures under which the PIR Bonds will be issued; (iv) the cash used to capitalize the SPE; (v) all other property owned by the SPE (with limited exceptions as may be appropriate); and (vi) all proceeds of each of the foregoing.

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(10)	Consistent with Section 4928.2313, Revised Code, any sale of the Phase-In-Recovery Property under this Financing Order shall be a true sale of, and not a pledge of or secured transaction relating to, the sellers right, title and interest in, to, and under the Phase-In-Recovery Property. This characterization of the sale as a true sale shall be effective and perfected against all third parties and shall not be affected or impaired by the occurrences set forth in Section 4928.2313(B), Revised Code.

B.	PIR Bonds

(1)	CEI, through its SPE, is authorized to issue in one or more series and in one or more classes/tranches PIR Bonds in an amount up to $280 million in the aggregate. The actual amount of CEI’s bond issuance cannot exceed the aggregate amount of the deferral balances and associated costs for the Riders DFC, DGC, and RER1 at the time of issuance, plus CEI’s portion of actual upfront financing costs. The proceeds of these bonds are to be used to recover, finance or refinance CEI’s portion of the actual and estimated financing costs and the following Phase-In Costs:

(a)	The remaining uncollected balances of the deferred costs with carrying charges, associated with the actual fuel costs incurred that exceeded the fuel recovery mechanism revenues collected from January 1, 2006, through December 31, 2007, which currently are being recovered through a separate rider mechanism, namely the Rider DFC;

(b)	The remaining uncollected balances of its deferred costs, with carrying charges, associated purchase power costs incurred that exceeded the purchase power recovery mechanism revenue from January 1, 2009, through May 31, 2009, which currently are being recovered through a separate rider mechanism, namely the Rider DGC.

(c)	The remaining uncollected balances of its deferred costs, with carrying charges, associated with purchase power costs incurred from March 17, 2010, through June 30, 2011, that exceeded the associated purchase power recovery mechanism revenue due to the implementation of the Residential Generation Credit Rider (Rider RGC), which currently are being recovered through a separate rider mechanism, namely Rider RER1.

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(2)	Ohio Edison, through its SPE, is authorized to issue in one or more series and one or more classes/tranches PIR Bonds in an amount up to $220 million in the aggregate. The actual amount of Ohio Edison’s bond issuance cannot exceed the aggregate amount of the deferral balances and associated costs for the Riders DFC and RER1 at the time of issuance, plus Ohio Edison’s portion of actual upfront financing costs. The proceeds of these bonds are to be used to recover, finance or refinance Ohio Edison’s portion of the actual and estimated financing costs and the following Phase-In Costs:

(a)	The remaining uncollected balances of its deferred costs, with carrying charges, associated with the actual fuel costs incurred that exceeded the fuel recovery mechanisms collected from January 1, 2006, through December 31, 2007, which currently are being recovered through a separate rider mechanism, namely Rider DFC; and

(b)	The remaining uncollected balances of its deferred costs, with carrying charges, associated with purchase power costs incurred from March 17, 2010, through June 30, 2011, that exceeded the associated purchase power recovery mechanism revenue due to implementation of the Rider RGC, which currently are being recovered through a separate rider mechanism, RER1.

(3)	Toledo Edison, through its SPE, is authorized to issue in one or more series and one or more classes/tranches PIR Bonds in an amount up to $55 million in the aggregate. The actual amount of Toledo Edison’s bond issuance cannot exceed the aggregate amount of the deferral balances and associated costs for the Rider DFC at the time of issuance, plus Toledo Edison’s portion of actual upfront financing costs. The proceeds of these bonds are to be used to recover, finance or refinance Toledo Edison’s portion of the actual and estimated financing costs and the Phase-In Costs related to the remaining uncollected balances of its deferred costs, with carrying charges, associated with the actual fuel costs incurred that exceeded the fuel recovery mechanism revenues collected from January 1, 2006, through December 31, 2007, which are correctly being recovered through a separate rider mechanism, Rider DFC.

(4)	Each SPE’s PIR Bonds will be non-recourse to the respective Applicant and its assets provided; however, that each Applicant could be liable to holders of PIR Bonds in the event that it breached representations, warranties, or covenants made by it in connection with its Sales Agreement, Servicing Agreement or otherwise to such holders in connection with securitization.

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(5)	The PIR Bonds may be issued and sold through either (i) registered public offering under the U.S. Securities Act of 1933, as amended (the Securities Act), or (ii) an unregistered offering exempt from the registration pursuant to Section 4(a)(2) (formerly Section 4(2)) of the Securities Act (A) with subsequent resales generally to qualified institutional buyers and/or purchasers outside the United States pursuant to Rule 144A and Regulation S, respectively, under the Securities Act or (B) as a negotiated private placement.

(6)	The PIR Bonds should receive a AAA (or equivalent) credit rating from applicable rating agencies.

(7)	Applicants shall have flexibility in establishing the terms and conditions for the PIR Bonds to accommodate changes in market conditions, including repayment reschedules, interest rates, financing costs, collateral requirements, required debt service, and reserves or other credit enhancement provided such changes are performed consistent with this Financing Order. Each Applicant, at its option, will also have the ability to affect a series of issuances of PIR Bonds and correlated assignments, sales, pledges, or other transfers of Phase-In-Recovery Property within the parameters set forth in the application and this Financing Order.

(8)	Notwithstanding the preceding provision, the PIR Bonds shall be issued only with fixed interest rates that are no more than 200 basis points higher than those referenced in the application (i.e. a weighted average yield, exclusive of upfront and ongoing financing costs, of less than five percent) in order to ensure that the securitization results in cost savings consistent with Section 4928.235(C)(2), Revised Code. Additionally, the recovery period for the Phase-In-Recovery Charges will not exceed the overall recovery period authorized under the existing riders.

(9)	In the case of a registered public offering: (i) material agreements will generally be filed as exhibits to a registration statement filed with the U.S. Securities and Exchange Commission (SEC); and (ii) the material terms of each such agreement will also be summarized in the related prospectus included in any such registration statement and used in the offer and sale of the PIR Bonds. In the case of an unregistered offering, the material terms of each material agreement will typically be summarized in an offering memorandum (or private placement memorandum) used in connection with the marketing of the securities, and are generally made available to current or prospective security holders.

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(10)	In order to accomplish securitization, each Applicant is authorized to enter into the necessary agreements with its respective SPE subsidiary. Applicants must file copies of the agreements with their respective SPEs in this docket.

(11)	Consistent with Section 4928.2313, Revised Code, each Applicant is authorized to enter into Sales Agreements with its respective SPE. Each Sales Agreement shall provide the terms and conditions of the absolute transfer and true sale of the appropriate Applicant’s right, title and interest in, to, and under its Phase-In-Recovery Property to its SPE.

(12)	Each Applicant is authorized to enter into Administrative Agreements with its respective SPE for administrative functions including services related to the preparation of financial statements, required filings with the SEC (if any), any tax return required to be filed under applicable law, qualification to do business and minutes of managers’ meetings. Each Applicant (or any successor administrator thereof) will receive a periodic administration fee, expected to be $50,000 annually, for performing these services, which, together with costs and expenses incurred by the administrator, will be recovered through Phase-In- Recovery Charges, as financing costs.

(13)	Each Applicant is authorized to enter into a Servicing Agreement with its respective SPE detailing the services that the Applicant will provide to its SPE principally with respect to calculating, billing and collecting the Phase-In-Recovery Charges. Each servicer under the Applicable Servicing Agreement will be responsible for, among other things: (i) posting of collections, (ii) responding to inquiries by customers, competitive retail electric suppliers (if any), the Commission or others regarding Phase-In-Recovery Charges, (iii) calculating historical electricity usage and customer payment information (e.g., uncollectibles, typical lags between billing and collection charges), (iv) projecting future electricity usage and customer payment information, (v) accounting for collections, (vi) furnishing periodic reports and statements, (vii) making certain filings as necessary to perfect the trustee’s lien on the Phase-In-Recovery Property, and (viii) taking all necessary action in connection with Phase-In-Recovery Charge adjustments.

12-1465-EL-ATS	-31-

(14)	Each Applicant (or any successor EDU) is authorized to receive a periodic servicing fee, which will be recovered through Phase-In-Recovery Charges as a financing cost. Based upon both estimated costs of performing the servicing function and market precedent for such fees, the annual servicing fee to be paid to the respective Applicant or its successor EDU shall be 0.10 percent of the initial principal amounts of the PIR Bonds issued by the SPE of such Applicant. In the event that there is no EDU successor willing or able to perform such servicing functions, a non-utility servicer shall be engaged, and given the incremental costs to perform the servicing function shall be entitled to an increased annual servicing fee to preserve the PIR Bond ratings. However, the annual servicing fee for such non-utility successor shall not exceed 0.75 percent of the initial principal amount of the PIR Bonds.

(15)	The PIR Bonds will not be included in the regulatory capital structure of the Applicants going forward. The PIR Bonds shall be recorded in accordance with GAAP as long-term debt on the balance sheet of each Applicant’s SPE to which the Phase-In- Recovery Property is sold in connection with the securitization for financial reporting purposes. Each SPE’s PIR Bonds will also appear on the consolidated balance sheet of the respective Applicant, as the parent company, in its GAAP financial statements.

C.	Phase-In-Recovery Trusts (PIR Trust)

(1)	As an alternative to directly issuing and marketing the PIR Bonds to unaffiliated investors through either a registered public offering or unregistered exempt offering, each SPE may issue the PIR Bonds to a single purpose trust established jointly by the Applicants.

(2)	Notes or other pass-through certificates or similar instruments (the PIR Certificates) may be issued by the PIR Trust to investors representing undivided beneficial interests in the SPE’s PIR Bonds held by the PIR Trust. The PIR Trust shall engage in no activities other than the holding of the PIR Bonds, issuing the PIR Certificates and engaging in other related activities.

(3)	The PIR Certificates issued by the PIR Trust shall be sold either through a registered public offering or an unregistered exempt offering.

(4)	None of the SPEs shall be obligated with respect to any other SPE’s PIR Bonds. Therefore, the customers of the respective Applicants will not be affected by the actions of any other Applicant or the adequacy of the Phase-In-Recovery Property of such other Applicant.

12-1465-EL-ATS	-32-

(5)	The PIR Trust will transfer an allocable portion of the net proceeds from the sale of the PIR Certificates to the applicable SPE and each such SPE will in turn transfer the proceeds to the applicable Applicant in consideration for the Phase-In-Recovery Property sold to such SPE by the respective Applicant.

(6)	In deciding whether to directly issue and market the PIR Bonds to unaffiliated investors through a registered public offering, an unregistered exempt offering or a PIR Trust, Applicants must negotiate and obtain terms that result in both measurably enhancing cost savings to customers and mitigating rate impacts to customers as compared with traditional financing mechanisms or traditional cost- recovery methods available to the EDU.

(7)	The costs of setting up and maintaining the PIR Trust, including fees and expenses of the trustee and its counsel, shall be included in and constitute upfront and ongoing financing costs.

D.	Phase-In-Recovery Charges

(1)	Phase-In-Recovery Charges, together with the adjustment mechanism, will provide for the full and timely recovery of all costs associated with the issuance of or use of proceeds from the PIR Bonds approved in this proceeding, including all Phase-In Costs and financing costs as described in this Financing Order.

(2)	Consistent with Section 4928.239(B)(1), Revised Code, all of the Applicants’ customers will be responsible for the repayment of PIR Bonds and financing costs through the imposition of separate, nonbypassable Phase-In- Recovery Charges.

(3)	Consistent with Section 4928.238(B), Revised Code, there may be an allocation of proportionate charges to government aggregation customers.

(4)

Phase-In-Recovery Charges will be included on each Applicant’s customer bills which will incorporate a notation reflecting that the right to impose, charge, and collect Phase-In-Recovery Charges is owned by the SPE formed by the respective Applicant. Applicants are authorized to modify their bill format to include the language proposed in the application. As requested in the application, similar language may be included in billing inserts or other communications

12-1465-EL-ATS	-33-

to customers. Applicants must provide customers with a one-time notification regarding the change to allow for the inclusion of the Rider PIR as part of the charges recovered on the bill.

(5)	If a customer of the EDU purchases electric generation service from a competitive retail electric service provider, the EDU shall collect the Phase-In- Recovery Charges directly from that customer. If a customer of the EDU subsequently receives retail electric distribution service from another EDU operating in the same service area, including by succession, assignment, transfer, or merger, the Phase-In-Recovery Charges shall continue to apply to the customer.

(6)	Each Applicant is authorized to estimate the amount of revenue otherwise collected from each rate schedule under the existing riders identified. These estimated revenues, by rate schedule, will then be used to determine allocation ratios representing the proportion of the total revenue collected from each rate schedule under the existing recovery methodology on a monthly basis. These allocation ratios will then be applied to the estimated amounts to be recovered tinder the Phase-In-Recovery Charges in order that in essence, each rate schedule will be paying approximately the same proportion of the Phase-In-Recovery Charges as they are currently paying for each applicable rider under the existing recovery methodology. This same methodology should be utilized for governmental aggregation customers. In the event that, for any reason, any Phase-In- Recovery Charges cannot be allocated to a given customer class, such charges shall be allocated to the remaining customer classes, using the same ratable allocation to the customer classes excluding the customer classes where allocation is not feasible.

(7)	Each SPE shall, pursuant to its indenture or organizational documents, have a priority of payments that shall establish how collection of Phase-In-Recovery Charges and any other amounts are applied to pay principal, interest on, and other costs related to PIR Bonds. The right to impose, charge and collect Phase-In-Recovery Charges, although owned by the applicable SPE, will be considered EDU charges for the purpose of priority of customer payments and termination/reconnection of service will be considered charges of the respective Applicant and will be accorded similar treatment with the Applicant’s own charges under applicable statutes, the Commission’s rules, and tariffs of the respective tariffs.

(8)	The determination of Phase-in-Recovery Charges for each Applicant will take into account (a) the timing and amounts of principal, interest, and other financing costs, (b) the expected monthly

12-1465-EL-ATS	-34-

electricity consumption by customers of the Applicant, (c) the expected delays between the billing and collection of the Phase-In-Recovery Charges, and (d) the expected uncollectibles related to Phase-In-Recovery Charges.

(9)	To ensure the full and timely collection of Phase-In- Recovery Charges, including minimizing the likelihood that customer defaults in the payment of Phase-In-Recovery Charges result in additional charges being borne by other nondefaulting customers, Applicants may terminate any customer who defaults payment of the Phase-In-Recovery Charges. This disconnection shall occur in accordance with applicable statutes, Commission rules and orders and the Applicants’ rules, tariffs, and practices applicable to other charges owed directly to an Applicant.

(10)	Applicants represent that their current estimate of upfront financing costs is approximately $8.4 million in the aggregate, exclusive of debt retirement costs. Through the filing of their Issuance Advice Letter, Applicants are required to provide the Commission with their actual upfront and estimated ongoing financing costs. The aggregate upfront and ongoing financing costs for the issuance of the PIR Bonds exclusive of the debt retirement costs, under the single combined issuance, and should not exceed, by more than 5 percent, the total of the amounts reflected in columns B-D on Exhibit C of the application, Pages 1, 2 and the financial advisor expenses discussed infra. The debt retirement costs should not exceed, by more than 15 percent, the total of the amounts reflected in columns B-D on Exhibit C of the application, Page 1.

(11)	In the context of this proceeding, consistent with Section 4928.23(K), Revised Code, Phase-In- Recovery Property is comprised of the property, rights and interests of the EDU under a Final Financing Order, including the right to impose, charge and collect the Phase-In-Recovery Charges that shall be used to pay and secure the payment of PIR Bonds and financing costs, and including the right to obtain adjustments to Phase-In-Recovery Charges, and any revenues, receipts, collections, rights to payment, payments, moneys, claims, or other proceeds arising from the rights and interests created under the Final Financing Order.

(12)	Each Applicant is authorized to create its respective Phase-In-Recovery Property.

(13)	Applicants are authorized to recover their upfront and ongoing financing costs through the issuance of the PIR Bonds and the

12-1465-EL-ATS	-35-

collection of Phase-In-Recovery Charges. The right to recover financing costs constitutes Phase-In-Recovery Property consistent with Section 4928.23(K), Revised Code. The authorized estimated, upfront financing costs include without limitation, the estimated costs associated with the retiring or refunding of existing long-term debt of the Applicants, counsel fees, structural advisory fees, underwriting fees, rating agency fees, independent auditors’ fees, and filing and printing expenses. The estimated ongoing financing costs include, without limitation, servicing fees, other administrative fees, the cost of any reserves or other credit enhancement (if required) for the PIR Bonds, the periodic costs for servicing the PIR Bonds and the Phase-In-Recovery Charges, trustee and other administrative costs and, if the PIR Bonds are issued in a registered public offering, ongoing Securities and Exchange Commission (SEC) compliance costs. Financing costs also include the recovery of all tax liabilities associated with the collection of the Phase-In-Recovery Charges or otherwise arising due to the securitization.

(14)	Applicants propose tariff sheets reflecting Phase-In-Recovery Charges that are expected to approximate the final tariff charges based upon currently available information related to the terms of the proposed issuance of the PIR Bonds. These tariff sheets are approved in form only. Consistent with Section 4928.232(H), Revised Code, Applicants are directed to file updated tariff sheets to reflect the final initial Phase-In-Recovery Charges determined in accordance with the Commission approved adjustment mechanism to reflect the actual costs and any other revised assumptions. The actual costs to be utilized must be consistent with the criteria discussed in this Financing Order. The final initial Phase-In-Recovery Charges to be included in the final initial tariff sheets are to reflect the terms and conditions of the Final Financing Order including all Phase-In Costs and financing costs. Unless suspended by the Commission, these updated tariff sheets shall be considered approved and effective upon the issuance of the PIR Bonds.

(15)	The existing riders will be reduced to zero on the effective date of the Final Initial Tariff Sheets subject to final reconciliation of the remaining deferral balances, if any, which will be maintained on the Applicants’ books subject to carrying charges until the full cost recovery occurs. Any final reconciliation that reduces deferral balances below zero shall similarly produce a customer credit and will not affect the Phase-In-Recovery Charges, which are irrevocable. The existing riders shall cease to exist upon the issuance of the PIR Bonds and approval of the corresponding tariff sheets.

12-1465-EL-ATS	-36-

E.	Adjustment Mechanism

(1)	Consistent with the methodology set forth in the application (Exhibit F), each Applicant is authorized to make periodic adjustments to the Phase-In- Recovery Charges to be paid by its customers pursuant to this Order.

(2)

The initial update to each Applicant’s Rider PIR will be up to 12 months after the issuance date of the PIR Bonds. Subsequently, each Applicant’s Rider PIR shall be updated semiannually with the exception of the last year each series of PIR Bonds is expected to be outstanding. Specifically, no later than November 1st and May 1st of each year, each Applicant must file a request for approval of the adjusted Phase-In-Recovery Charges and the corresponding amended tariff sheets.

(3)	Unless otherwise ordered by the Commission, these adjusted charges and the associated tariff amendments shall become automatically effective on a service rendered basis sixty days after the filing of the request. Consistent with Section 4928.238, Revised Code, the Commission’s review of this request shall be limited to a determination of whether there is any mathematical error in the application of the adjustment mechanism to the Phase-In-Recovery Charges.

(4)	With respect to the last year that each series of PIR Bonds are expected to be outstanding, updates as frequently as monthly may be necessary.

(5)	No adjustment approved under Section 4928.238, Revised Code, shall in any way effect the irrevocability of the Final Financing Order as specified in Section 4928.235, Revised Code.

(6)	Consistent with Section 4928.2312, Revised Code, no application for an adjustment mechanism, pursuant to Section 4928.238, Revised Code, shall affect the validity, perfection, or priority of the security interest in or the transfer of Phase-In-Recovery Property under the Final Financing Order.

F.	Additional Requirements

(1)

The Commission directs Applicants to retain an independent financial advisor selected by the Commission Staff for the purpose of engaging in its review of the final terms of the proposed transaction consistent with Section (F) infra, including, but not

12-1465-EL-ATS	-37-

limited to the attestation that the final terms and conditions of the transaction are consistent with this Financing Order and the requisite statutory provisions.

(2)	In order to ensure, as required by Section 4928.32(D)(2), Revised Code, that the structuring and pricing of the PIR Bonds result in the charges consistent with market conditions and the terms of this Financing Order, it is necessary for the Commission, acting through its designated representative or financial advisor, to have a decision making role co-equal with Applicants with respect to the structuring and pricing of the PIR Bonds and that all matters relating to the structuring and pricing of the PIR Bonds shall be determined through a joint decision of Applicant and the Commission’s designated representative or financing advisor. The primary responsibilities of the Commission’s financial advisor are to ensure that the structuring and pricing of the PIR Bonds result in charges consistent with market conditions and the terms of this Financing Order and that it protects the competitiveness of the retail electric market in this State. To fulfill its obligations under this Financing Order, the Commission’s financial advisor must give effect to the Commission’s directive that the PIR Bonds reflect a market price of most recently issued comparable securities that demonstrates both measurably enhancing cost savings and mitigating rate impacts to customers as compared with traditional financing mechanisms or traditional cost-recovery.

(3)	To properly advise the Commission, the Commission’s financial advisor must not participate in the underwriting of the PIR Bonds and its fee should not be based upon a percentage of the PIR Bond issuance. Its role should be limited to advising the Commission or acting on behalf of the Commission regarding the structure and pricing of the PIR Bonds. The financial advisor must, however, have an integral role in the pricing, marketing and structuring of the PIR Bonds in order to provide competent advice to the Commission. This requires the financial advisor to participate fully in all plans and decisions related to the pricing, marketing, and structuring of the PIR Bonds and that it be provided timely information as necessary to fulfill its obligation to advise the Commission in a timely manner. In addition, the financial advisor’s fee should be capped at an amount not to exceed $500,000, which will be included as part of the upfront financing costs.

(4)

For each PIR Bond tranche, upon the determination of the final structure of the bonds but prior to the actual issuance, the Applicants shall file the Issuance Advice Letter, including the Certification,

12-1465-EL-ATS	-38-

attached to this Financing Order, no later than the end of the first business day after the pricing date for that series of PIR Bonds. The issuance advice letter should include the actual dollar amount of the initial Phase- In-Recovery Charges and other information specific to the PIR Bonds to be issued.

(5)	The Commission has four complete business days following the filing of the Issuance Advice Letter to complete its review for both format and substance. If the Commission does not act within this specified time frame, terms and charges will become effective at the end of the fourth business day following the filing of the Issuance Advice Letter.

(6)	Consistent with Section 4928.2315, the Commission, on behalf of the State of Ohio, pledges to and agrees with bondholders, any assignee, and any financing parties under a Final Financing Order that the State will not take or permit any action that impairs the value of the Phase-In-Recovery Property under the Final Financing Order or revises the Phase-In Costs for which recovery is authorized under the Final Financing Order or, except as allowed under Section 4928.238, Revised Code, reduce, alter, or impair Phase-In-Recovery Charges that are imposed, charged, collected, or remitted for the benefit of the bondholders, any assignee, and any financing parties, until any principal, interest, and redemption premium in respect of PIR Bonds, all financing costs, and all amounts to be paid to an assignee or financing party under an ancillary agreement are paid and performed in full.

(7)	Consistent with Section 4928.2311, Revised Code, any successor to any Applicant, shall be bound to the requirements of Sections 4928.23, Revised Code, to 4928.317, Revised Code, and shall be obliged to perform and satisfy all obligations of the EDU under the Final Financing Order, including those related to the servicing of the bonds.

(8)

Consistent with Section 4928.2310, Revised Code, if any Applicant subject to this Financing Order defaults on any required payment of a Phase-In- Recovery Revenues, a court, upon application by an interested party and without limiting any other remedies available to the Applicant, shall order the sequestration and payment of the revenues for the benefit of bondholders, any assignee, and any financing parties. The court order shall remain in full force and effect notwithstanding any bankruptcy, reorganization, or other insolvency proceedings with respect to any Applicant or its affiliate. Customers of any Applicant shall be held harmless for the failure of

12-1465-EL-ATS	-39-

the Applicant to remit any required payment of Phase-In-Recovery Revenues, and such failure shall in no way affect the Phase-In- Recovery Property or the rights to impose, collect, and adjust the Phase-In-Recovery Charges. Phase-In-Recovery Property under a Final Financing Order and the interests of an assignee, bondholder, or financing party in that property under a financing agreement are not subject to setoff, counterclaim, surcharge, or defense by the Applicant, including as a result of its failure to provide, past, present, or future services, or in connection with the bankruptcy reorganization, or other insolvency proceeding of an Applicant, any affiliate, or any other entity.

(9)	Consistent with Section 4928.235, a Final Financing Order in this proceeding shall:

(a)	remain in effect until the Phase-In- Recovery Bonds issued under the Order and all financing costs have been paid in full;

(b)	remain in effect and unabated notwithstanding the bankruptcy, reorganization, or insolvency of any Applicant or its affiliate or the commencement of any judicial or nonjudicial proceeding on the Final Financing Order;

(c)	be considered irrevocable and the Commission may not reduce, impair, postpone, or terminate the Phase-In-Recovery Charges authorized in the Final Financing Order or impair the Phase-In-Recovery Property or the collection or recovery of the Phase-In Costs.

(10)	Consistent with Section 4928.235, Revised Code, subsequent to a Financing Order being issued or becoming final and taking effect, but before PIR Bonds have been issued, if marketing conditions are such that customers will not realize cost savings from the issuance of the PIR Bonds, Applicants shall not proceed with securitization under the Final Financing Order.

(11)

If and to the extent that the Commission subsequently allows third parties to bill and/or collect any Phase-In-Recovery Charges, the Commission will take steps to ensure nonbypassability and minimize the likelihood of default by third-party servicers, which generally would include (i) operational standards and minimum credit requirements for any such third party billing servicer, or require a cash deposit, letter of credit or other credit mitigant in lieu thereof, (ii) a finding that, regardless of who is responsible for

12-1465-EL-ATS	-40-

billing, customers shall continue to be responsible for Phase-In-Recovery Charges, (iii) if a third party meters and bills for the Phase-In-Recovery Charges, that the electric distribution utility (as servicer) must have access to information on billing and usage by customers to provide for proper reporting to the SPE and to perform its obligations as servicer, (iv) in the case of a third party default, billing responsibilities must be promptly transferred to another party to minimize potential losses; and (v) the failure of customers to pay Phase-In-Recovery Charges shall allow service termination by the electric distribution utility on behalf of the SPE of the customers failing to pay Phase-In-Recovery Charges in accordance with Commission-approved service termination rules and orders. Any costs associated with such third-party billing and/or collection shall be included as part of the recoverable, ongoing Phase-In Costs or any other rates or charges, as appropriate. Further, the Commission shall not permit implementation of any third-party billing/collection that would result in a downgrade of the PIR Bonds.

FINDINGS OF FACT AND CONCLUSIONS OF LAW:

(1)	Applicants are EDUs, as defined in Section 4928.02(A)(6), Revised Code.

(2)	Sections 4928.23 through 4928.2318, Revised Code, provide EDUs with the mechanism to securitize, through the issuance of PIR Bonds previously approved deferred assets.

(3)	On May 3, 2012, as amended on August 16, 2012, Applicants filed a joint application requesting authority, pursuant to Sections 4928.23 through 4928.2318, Revised Code, to recover certain specified Phase-In Costs through the issuance of PIR Bonds.

(4)	On June 25, 2012, initial comments were filed by Staff and OCC. On July 9, 2012, reply comments were filed by Applicants and OCC.

(5)	The proposed securitization transactions, as discussed and amended by this Financing Order, results in, consistent with market conditions, both measurably enhancing cost savings to customers and mitigating rate impacts to customers as compared with previously approved recovery methods.

(6)	The proposed securitization transactions, as set forth in this Financing Order, are consistent with Section 4928.02, Revised Code.

(7)	This Financing Order shall become final and take effect as provided in Section 4928.233(E), Revised Code, and thereafter shall be considered as the Final Financing Order.

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ORDER:

It is, therefore,

ORDERED, That the application be approved consistent with the conditions set forth in this Financing Order. It is, further,

ORDERED, That CEI, Toledo Edison, and Ohio Edison be authorized to enter into transactions for the issuance of PIR Bonds and to assess and collect Phase-In- Recovery Charges, as set forth in this Financing Order. It is, further,

ORDERED, That Applicants file the applicable SPE agreements in accordance with the terms of this Financing Order. It is, further,

ORDERED, That Applicants file their respective Issuance Advice Letters with the accompanying certification consistent with this Financing Order, It is, further,

ORDERED, That Applicants retain a financial advisor on behalf of the Commission consistent with this Order, It is, further,

ORDERED, That concurrent with the filing of the Issuance Advice Letter, the Commission’s financial advisor shall file its attestation consistent with this Order. It is, further,

ORDERED, That all reports issued by the Commission’s financial advisor shall be docketed in this proceeding. It is, further,

ORDERED, That Applicants file a confirmation upon the final issuance of the PIR Bonds consistent with this Financing Order. It is, further,

ORDERED, That Applicants file their revised tariff sheets consistent with this Financing Order. It is, further,

ORDERED, That the revised tariff sheets be considered approved and upon the issuance of the PIR Bonds, It is, further,

ORDERED, That Applicants modify their bill formats consistent with this Financing Order. It is, further,

ORDERED, That, consistent with this Financing Order, Applicants provide customer notice of the Rider PIR charges. It is, further,

ORDERED, That Applicants comply with the adjustment mechanism set forth in this Financing Order. It is, further,

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ORDERED, That OCC’s motion to intervene be granted. It is further, ORDERED, That Applicants’ request that the Commission consider the application on an expedited basis is denied. It is, further,

ORDERED, That a copy of this Financing Order be served upon all parties and interested persons of record in this case.

ATTACHMENT B

TO THE MEMORANDUM IN SUPPORT OF APPLICATION FOR REHEARING

OF OHIO EDISON COMPANY, THE CLEVELAND ELECTRIC

ILLUMINATING COMPANY, AND THE TOLEDO EDISON COMPANY

Case No. 12-1465-EL-ATS

ATTACHMENT 1

FORM OF ISSUANCE ADVICE LETTER

    day                         , 201

Case No. 12-1465-EL-ATS

The Public Utilities Commission of Ohio

SUBJECT: ISSUANCE ADVICE LETTER FOR PHASE-IN-RECOVERY BONDS

Pursuant to the Financing Order issued In the Matter of the Joint Application of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company for Authority to Issue Phase-In-Recovery Bonds and Impose, Charge and Collect Phase-In-Recovery Charges and for Approvals of Tariff and Bill Format Changes in Case No. 12-1465-EL-ATS, each Applicant hereby submits, no later than the end of the first business day after the pricing of this series of PIR Bonds, the information referenced below. This Issuance Advice Letter is for the PIR Bonds series    , tranches             . Any capitalized terms not defined in this Issuance Advice Letter shall have the meanings ascribed to them in the Financing Order.

PURPOSE:

This filing establishes the following:

(a)	The total amount of Phase-In Costs and financing costs being securitized;

(b)	Confirmation of compliance with issuance standards;

(c)	The actual terms and structure of the PIR Bonds being issued;

(d)	The initial Phase-In-Recovery Charges for retail users; and

(e)	The identification of the SPEs.

PHASE-IN COSTS BEING SECURITIZED:

The total amount of Phase-In Costs and financing costs being securitized is presented in Attachment 1.

Case No. 12-1465-EL-ATS

COMPLIANCE WITH ISSUANCE STANDARDS

The Financing Order requires Applicants to confirm, using the methodology approved therein, that the actual terms of the PIR Bonds result in compliance with the standards set forth in the Financing Order. These standards are:

1.	The total amount of Phase-In-Recovery Charge revenues to be collected under the Financing Order is less than the revenue requirement that would be recovered using traditional cost recovery mechanisms (See Exhibit-A, Attachment 2, Schedule C and D);

2.	The PIR Bonds will be issued in one or more series comprised of one or more tranches having final maturities of years and legal final maturities not exceeding years from the date of issuance of such series (See Exhibit-A, Attachment 2, Schedule A); and

The structuring and pricing of the PIR Bonds is certified by the Applicants to result in the Phase-In-Recovery Charges as of the date of issuance consistent with market conditions and the terms set out in this Financing Order (See Exhibit-A, Attachment 3) that demonstrates both measurably enhanced cost savings to customers and mitigates rate impacts to customers as compared with traditional cost recovery methods available to the Applicants.

Case No. 12-1465-EL-ATS

ACTUAL TERMS OF ISSUANCE

PIR Bond Series:

PIR Bond Issuer: [SPE]

Trustee:

Closing date:                     , 201

Bond ratings: S&P AAA, Fitch AAA, Moody’s Aaa

Amount Issued: $

PIR Bond Issuance Costs (upfront financing costs): See Attachment        Schedule

PIR Bond Support and Servicing (ongoing financing costs): See Attachment        Schedule

Tranche	Coupon Rate	Expected Final Maturity	Legal Final Maturity
A-1		/ /	/ /
A-2		/ /	/ /
A-3		/ /	/ /

Effective Annual Weighted Average Interest Rate of the PIR Bonds		%
Life of Series:	years
Weighted Average Life of Series:	years
Call Provisions (including premium, if any):
Target Amortization Schedule:
Target Final Maturity Dates:
Legal final Maturity Dates:
Payments to Investors:	Semiannually Beginning , 201
Initial annual Servicing Fee as a percent of original PIR Bond principal balance:		%

Case No. 12-1465-EL-ATS

INITIAL PHASE-IN-RECOVERY CHARGES

Table I below shows the current assumptions for variables used in the calculation of the initial Phase-In-Recovery Charges.

TABLE I

Input Values For Initial Phase-In-Recovery Charges

Applicable period: from , to ,
Forecasted retail kWh sales for the applicable period:
PIR Bond debt service for the applicable period:	$
Percent of billed amounts expected to be charged-off		%
Forecasted % of Billing Paid in the Applicable Period:		%
Forecasted retail kWh sales billed and collected for the applicable period:
Current PIR Bond outstanding balance:	$	.
Target PIR Bond outstanding balance as of / /	$
Total Periodic Billing Requirement for applicable period:	$

Case No. 12-1465-EL-ATS

ATTACHMENT-1

SCHEDULE A

TOTAL AMOUNT SECURITIZED

	OE	CEI	TE	Total
Amount permitted to be securitized by Financing Order	$	$	$	$
Phase-In Costs	$	$	$	$
Upfront financing costs	$	$	$	$
TOTAL AMOUNT SECURITIZED	$	$	$	$

Case No. 12-1465-EL-ATS

ATTACHMENT-l

SCHEDULE B

ESTIMATED UPFRONT FINANCING COSTS

AMOUNT[1]
1	Accountant’s/Auditor’s Fees
2	Fee for Applicants’ Structuring Advisor
3	Legal Fees and Expenses for Applicants/Issuer’s Counsel
4	Legal Fees and Expenses for Trustee’s Counsel
5	Legal Fees and Expenses for Underwriter’s Counsel
6	Printing and Filing Fees
7	Rating Agency Fee[2]
8	SEC Registration Fees[3]
9	Servicer Set-up Costs[4]
10	Trustee Payments
11	Underwriting Costs[5]
12	Fees & Expenses for Commission’s Financial Advisor
13	Miscellaneous[6]
14	Subtotal Issuance Expenses (Sum Lines 1-13)
15	Debt Retirement Costs[7]
16	TOTAL ESTIMATED UP-FRONT FINANCING COSTS
(Lines 14 + Line 15)

[1]	Up-front financing costs expected to be allocated based upon Phase-In Cost amounts assuming an SEC-registered single combined offering, unless otherwise noted.
[2]	Based upon current fee schedules applied to issuance amounts which change from time to time.
[3]	Based upon current fee level of $0.0000393 applied to issuance amounts
[4]	Assumes $100,000 per Applicant.
[5]	Based upon fee level of 0.50% applied to issuance amounts.
[6]	Unforeseen expenses, if any, will be described in the [Final Financing Order] following the issuance of the PIR Bonds.
[7]	Will vary depending upon market conditions and the timing and method of debt retirement.

Case No. 12-1465-EL-ATS

ATTACHMENT-2

SCHEDULE-A

PIR BOND REPAYMENT SCHEDULE

SERIES              , TRANCHE

Payment Date	Principal Balance	Interest	Principal	Total Payment

SERIES              , TRANCHE

Payment Date	Principal Balance	Interest	Principal	Total Payment

SERIES              , TRANCHE

Payment Date	Principal Balance	Interest	Principal	Total Payment

Case No. 12-1465-EL-ATS

ATTACHMENT-2

SCHEDULE-B

ONGOING FINANCING COSTS

ANNUAL AMOUNT[1]
Ongoing Servicer Fee (The Companies as Servicer)[2] (0.10% of issuance amount) OR Ongoing Servicer Fee (Third Party as Servicer) ( % of issuance amount)
Administration Fees and Expenses
Trustee Fees and Expenses
Legal Fees
Accounting Fees
SPE Independent Manager’s Fees
Rating Agency Fees[3]
Reporting and SEC Filing Fees
Miscellaneous
Return on Capital Account[4]
Dealers in Intangible Tax[5]
TOTAL ONGOING FINANCING COSTS

Note: The amounts shown for each category of operating expense on this attachment are the expected expenses for the first year of the PIR Bonds. Phase-In Recovery Charges will be adjusted at least semi-annually to reflect any changes in ongoing financing costs through the true-up process described in the Financing Order.

[1]	Ongoing financing costs expected to be allocated ratably based upon issuance amount assuming an SEC-registered single combined offering.
[2]	Assumes each Applicant acts as servicer and earns annual servicing fees equal to 0.10% of issuance amount.
[3]	Based upon current scheduled fee levels.
[4]	Assumes each Applicant funds reserve account equal to 0.50% of issuance amount and earns an annual rate of return of 6.85% thereon.
[5]	Assumes each securitization SPE is required to pay a 0.8% annual tax on amounts funded in capital account.

Case No. 12-1465-EL-ATS

ATTACHMENT-2

SCHEDULE-C

SUMMARY OF PHASE-IN-RECOVERY CHARGES

Year (a)	PIR Bond Payments[1] (b)	Ongoing Financing Costs[2] (c)	Total Nominal Phase-In- Recovery Charge Requirement[3] (d)	Present Value of Phase-In- Recovery Charges[4] (e)

[1]	From Attachment 2, Schedule A.
[2]	From Attachment 2, Schedule B.
[3]	Sum of PIR Bond payments and ongoing financing costs, adjusted for applicable taxes, uncollectibles and billing lags
[4]	The discount rate used is the weighted average effective annual interest rate of the PIR Bonds.

Case No. 12-1465-EL-ATS

ATTACHMENT-2

SCHEDULE-D

COMPLIANCE WITH THE PRESENT VALUE STANDARD1

	Existing Ratemaking[2]	Securitization Financing[3]	Savings/ (Cost) of Securitization Financing
Nominal	$	$	$
Present Value	$	$	$

[1]	Calculated in accordance with the methodology used in the Joint Application using the discount rate referenced in footnote 4 on Attachment-2, Schedule-C, page 9 of 12.
[2]	Carrying Costs at 6.85%.
[3]	From Attachment 2, Schedule C.

Case No. 12-1465-EL-ATS

ATTACHMENT-3

CERTIFICATION OF COMPLIANCE

[FE Companies Letterhead]

Date:             , 201

Re:	Joint Application of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company, Case No. 12-1465-EL-ATS

Applicants, Ohio Edison, Cleveland Electric, and Toledo Edison submit this Certification pursuant to the Financing Order In the Matter of the Joint Application of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company for Authority to Issue Phase-In-Recovery Bonds and Impose, Charge and Collect Phase-In-Recovery Charges and for Approvals of Tariff and Bill Format Changes in Case No. 12-1465-EL-ATS. All capitalized terms not defined in this letter shall have the meanings ascribed to them in the Financing Order.

In its issuance advice letter dated                  , 201    , the Applicant has set forth the following particulars of the PIR Bonds:

Name of PIR Bonds:

PIR Bond Issuer: [SPE]

Trustee:

Closing date:             , 201

Amount Issued: $

Expected Amortization Schedule: See Attachment 2, Schedule A to the Issuance Advice Letter

Distributions to Investors (quarterly or semi-annually):

Weighted Average Coupon Rate:     %

Weighted Average Yield:    %

The following actions were taken in connection with the design, structuring and pricing of the PIR Bonds:

<Insert actions actually taken here>

Case No. 12-1465-EL-ATS

Based upon the information reasonably available to its officers, agents, and employees of the Applicants, the Applicants hereby certify that the structuring and pricing of the PIR Bonds, as described in the Issuance Advice Letter, will result in the Phase-In-Recovery Charges as of the date of issuance, consistent with market conditions and the terms set out in this Financing Order that demonstrates both measurably enhanced cost savings to customers and mitigates rate impacts to customers as compared with traditional cost recovery methods available to the Applicants.

The forgoing certifications do not mean that lower Phase-In-Recovery Charges could not have been achieved under different market conditions, or that structuring and pricing the PIR Bonds under conditions not permitted by the Financing Order could not also have achieved lower PIR Bond charges.

The Applicants are delivering this Certification to the Commission solely to assist the Commission in establishing compliance with the aforementioned standard. The Applicants specifically disclaim any responsibility to any other person for the contents of this Certification, whether such person claims rights directly or as third-party beneficiary.

Respectfully submitted,

OHIO EDISON COMPANY
THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
THE TOLEDO EDISON COMPANY

By:
Name:
Title: